                                                                   Exhibit D-2.3

                                                               Exhibit No. GEN-2
                                                       Application Under FPA 205
                                                      of Electric Generation LLC


                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION



      Electric Generation LLC           )                Docket No. ER02-456-000





                         DIRECT TESTIMONY AND EXHIBITS

                                       OF

                                EUGENE T. MEEHAN



November 30, 2001

I.   BACKGROUND AND QUALIFICATIONS

Q.   Please state your name, title and business address.

A. My name is Eugene T. Meehan. I am a Senior Vice President at National Economic Research Associates ("NERA") and Co-chair of NERA's energy practice. My business address is 1255 23rd Street, NW, Washington, D.C. 20037.

Q.   Will you briefly describe the nature of NERA's business?

A. NERA is a firm of over 300 professional economists located in offices throughout the United States, and in London, Madrid and Sydney. NERA provides consulting advice in litigation and regulatory settings, as well as strategic and planning advice to clients in the energy, telecommunications, television and broadcasting, securities, transportation, health and banking industries.

Q.   Can you summarize your professional qualifications?

A. I have over twenty-five years of experience consulting with electric and gas utilities. That work has involved examination and advice on many issues related to power markets, power contract design, competitive bidding and contract evaluation. For the past five years, I have been extensively involved in advising clients on restructuring-related issues, including risk analysis, risk management, power plant and power contract valuation, and post-transition regulatory issues. I have also, in the past few years, advised several utilities with respect to the acquisition of power from third-parties. These assignments have involved the review of power contract offers made by competitive power marketers and owners of generation assets. Exhibit No. GEN-11-1 contains a more detailed statement of my qualifications.

II.  PURPOSE OF TESTIMONY

Q.   What is the purpose of your testimony?

A. I have been retained to conduct a benchmark analysis of the Power Sales Agreement ("PSA") between Electric Generation LLC and Pacific Gas and Electric Company ("PG&E") in support of the application for Commission approval of the PSA under Section 205 of the Federal Power Act.

     Pursuant to PG&E's Plan of Reorganization (the "Plan"), Electric Generation LLC and its subsidiaries (collectively referred to herein as "Gen") are the entities that will own and operate PG&E's existing nuclear and hydroelectric assets and will have the right to purchase the output of certain irrigation district hydroelectric projects that will be assigned to Gen. Following consummation of the Plan, Reorganized PG&E will own and operate PG&E's existing electric and gas distribution business. The Plan contemplates that Reorganized PG&E will be spun off to the shareholders of its parent, PG&E Corporation ("Corp."), and will operate as a stand-alone entity separated from the wholesale generation and interstate electric and gas transmission business conducted by Gen and other subsidiaries of Corp. (I refer to PG&E after the effective date of the Plan as "Reorganized PG&E"). This is explained in more detail in PG&E's application pursuant to
     Section 203 of the Federal Power Act, which I understand is being filed by PG&E and Corp. today with the Federal Energy

     Regulatory Commission ("FERC"). The purpose of my testimony is to describe the benchmark analysis that I conducted in support of Gen's Section 205 Application and to present the results of that analysis.

Q.   Please explain what you mean by the term "benchmark analysis."

A. I am using the term benchmark analysis to refer to a comparison between a) the price and non-price terms of a wholesale power contract in which the parties are affiliated and one is a utility with the responsibility to serve end-user load, and b) the price and non-price terms of comparable contracts (determined by reference to such factors as the term, execution date, and product sold) entered into by market participants that are not affiliated.

Q.   What is the purpose of a benchmark analysis?

A. It is my understanding that wholesale power contracts between affiliates, where one affiliate is a utility responsible for serving load, must be approved by the FERC. The FERC has established several ways in which the contract may gain its approval. One of these ways is through a benchmarking analysis. The purpose of a benchmark analysis is to demonstrate to the FERC that a contract entered into by an affiliated buyer and seller--in this case, the PSA--is as favorable to the buyer as alternatives available in the market. In other words, the benchmark analysis must demonstrate that the PSA does not represent abusive self-dealing and that the contract is as favorable to the buyer as contracts that could be obtained from non-affiliates at market terms.

III. SUMMARY OF FINDINGS

Q. Have you prepared a brief overview of the analyses that you conducted and a summary of your conclusions?

A.   Yes, I have.

Q.   Please present the overview and summary of conclusions.

A. The PSA is a long-term bulk power contract that was developed during the period beginning in April 2001 through the date of this filing. The PSA provides Reorganized PG&E with the right to dispatch and receive all energy, capacity and ancillary services from an approximately 7,100 megawatt portfolio of nuclear and hydro generation resources and contract entitlements. The PSA is expected to go in to effect on January 1, 2003, and will last for twelve years. During year 12, the amount of capacity, energy and ancillary services will ramp down by about 50%, enabling Reorganized PG&E to arrange for future needs in an orderly fashion. Based on my review of over 100 contracts that were executed in the United States over the last eighteen months, I, have concluded that the PSA is as favorable to Reorganized PG&E (considering both price and non-price terms) as any combination of contracts that could have provided quantities of energy, capacity and ancillary services comparable to the PSA. I reached this conclusion despite a host of conservative assumptions that caused the contracts I used in my analysis to appear less costly (or the PSA to appear to be more costly) than would have been the case with a less conservative
     -- and more realistic -- economic analysis. The cost of the PSA in the
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                                                                    Page 5 of 84

     first year of the contract term (assumed to be 2003) is approximately $46 per MWh. It escalates with inflation. Over the twelve year term, the levelized cost is about $52 per MWh./1/ (If the value of ancillary services to Reorganized PG&E were subtracted from the total costs under the PSA in order to isolate the cost of both energy and capacity, the costs would be $43/MWh and $50/MWh, respectively).

     In conducting my benchmark analysis, I compared the cost of energy, capacity and ancillary services under the PSA to comparable contracts -- seven peaking contracts and four base load contracts (the "Comparison Group") --on a contract-by-contract basis. As the PSA is a mix of base load and peaking capacity, it would compare favorably if it were priced in between the costs of base load and peaking contracts. The PSA is, in fact, priced favorably relative to all the individual contracts in the Comparison Group, including the base load contracts.

____________

/1/ The conservative method that I used to calculate the per MWh cost of the PSA results in a per MWh cost that appears slightly higher than the per MWh cost computed by PG&E. The difference is explained in Section VII of my testimony.

              Price of PSA Relative to Comparison Group Contracts
              ---------------------------------------------------

                                    [GRAPH]


     Also, I used two methodologies to develop a price for the portfolio of contracts that would most efficiently replicate the PSA--the "Optimal Portfolio". (The Optimal Portfolio is the least-cost subset of the Comparison Group.) The first pricing methodology spreads fixed or capacity cost over the maximum availability associated with the contract to develop a $/MWh price for each contract and evaluates the cost of the portfolio on a $/MWh or energy cost-only basis. This is a conservative approach because the contracts would actually be dispatched at less than full availability and the effective energy cost would be greater per MWh dispatched to replicate the portfolio. The comparative costs are shown below.

      Price of PSA Relative to Optimal Portfolio at Maximum Availability
      ------------------------------------------------------------------

                                    [GRAPH]

     The second methodology that I used in evaluating the portfolio cost is to bring the hourly spot market into play. This analysis replaces the maximum dispatch assumption and instead uses a realistic market dispatch. This means that if it is less expensive in any hour to match the generation provided by the PSA through a spot market purchase as opposed to dispatching a contract, the lower cost of the spot market is used. Also, if the portfolio has available more energy than needed in any hour to replicate the PSA, the portfolio sells to the spot market and profits are used to reduce the cost of the portfolio. Recognizing that forecasts of spot market prices are uncertain, I conducted this analysis for three different forecasts: (1) a base case reflecting 1999 implied market-clearing heat rates; (2) a high market heat rate case; and (3) a low market heat rate case. Further, market prices were adjusted for consistency with each gas forecast. I believe that these analyses are more realistic than the conservative method described previously. The results of this analysis for the various gas price scenarios and market price scenarios are shown at the top of the next page.


   Price of PSA Relative to Optimal Portfolio under Various Market Scenarios
   -------------------------------------------------------------------------

                                    [GRAPH]


     As shown above, this analysis, which also reflects the many conservative assumptions and methodological choices that I have made in the prior analysis, results in the PSA being lower in price than the Optimal Portfolio even under the conservative low gas price scenario. Under either the base gas scenario or high gas scenario, the PSA is far superior to the optimal comparison portfolio./2/ The contracts in the Comparison Group, which are indexed to gas prices, expose customers to gas price risk. My analysis shows that the PSA mitigates that risk. It is lower in price than the Optimal Portfolio of Comparison Group contracts at low gas prices and provides price protection if gas prices were to rise.

     Finally, FERC requires a review of non-price terms as part of the benchmarking analysis. I conducted such a review and found no evidence that the non-price terms of the PSA were any less favorable to the buyer than the non-price terms of the market transactions in the Comparison Group. I considered all non-price terms. In my testimony, I specifically address dispatchability, availability guarantees, fuel price risk, development and regulatory risks, inflation, taxes, water risk, and purchase and renewal options.

     With respect to dispatchability, availability guarantees, development and regulatory risks, and taxes, the PSA is at least as favorable to the buyer as the Comparison Group contracts. With respect to fuel price risk, my analysis shows that the variable costs are indexed to gas costs in all but one of the Comparison Group contracts, which is backed by geothermal energy. Therefore, because the PSA has no fuel price

__________

/2/ Note that the Optimal Portfolio is more expensive when market interaction is considered than under the assumption of maximum dispatch. The benefits of realistic market interaction are not as favorable to the Optimal Portfolio contracts as the maximum availability assumption.

     risk, the PSA is substantially superior to the Comparison Group contracts with respect to fuel price risks. Fixed and variable costs under the PSA are indexed to inflation. As the Comparison Group contracts include different inflation indexed-costs, I performed an inflation sensitivity analysis that shows that the price terms of the PSA remain favorable under both high and low inflation scenarios. Based on this analysis, I have concluded that the PSA is at least as favorable to the buyer as the Comparison Group contracts. Water risk is unique to the PSA, but it is not significant when considered over the life of the contract. Only two sellers in the Comparison Group provide a purchase or renewal obligation, so I do not consider the absence of these provisions from the PSA to be significant. On balance, I conclude that the non-price terms of the PSA are at least as favorable to the buyer as the Comparison Group contracts.

Q. Could you briefly describe the methodology you applied in reaching your conclusions?

A. In order to benchmark the PSA, I followed the FERC standards on benchmarking that were established in the Edgar and Ocean State II orders, using conservative assumptions throughout./3/ These standards indicate that acceptable benchmarking transactions must be in the relevant market, contemporaneous with, and involve
____________

/3/  Ocean State Power II, 59 FERC (P) 61,360, reh'g denied, 69 FERC (P) 61,146
(1994) ("Ocean State II"); Boston Edison Co. Re: Edgar Elec. Energy Co., 55 FERC
(P) 61,382 (1991).

     service that is comparable to, the instant transaction. The benchmarking analysis must consider the entirety of the transaction--i.e., both price and non-price terms.

     To identify market transactions potentially comparable to the PSA, I researched all long-term bulk power contracts executed in the United States since May 2000. I defined long-term as lasting at least eight years in the PSA period. The time period that I covered in my research of market transactions is approximately eighteen months, which is comparable to the period accepted as contemporaneous in Ocean State II. In the course of my search, I also uncovered many shorter-term power contracts, principally bulk power transactions in California. My benchmarking analysis considers all of the contracts I have found. In total, I examined over 100 contracts..

     I analyzed the contracts to determine those which were in the relevant geographic market and the relevant product market. In order to qualify as being in the relevant geographic market, a contract had to be deliverable on a firm basis to the PG&E service territory in Northern California. This is consistent with FERC precedent in Ocean State II. This eliminated from consideration contracts in the Eastern Interconnection and contracts in the eastern portions of the Pacific Northwest and Rocky Mountain sub-regions of the Western Systems Coordinating Council ("WSCC").

     In order to qualify as being in the relevant product market, a contract had to be for a similar term as the PSA. It also had to have an expected delivery pattern that could equal or exceed (on a scaled basis) the expected output, based on historical averages, of the PSA. I excluded contracts that seemed to be driven by non-market considerations, such as contracts extending current agreements for sales by BPA to its direct industrial and wholesale customers based upon BPA's cost of service, because I did not believe that the BPA would enter into similar agreements with Reorganized PG&E.

     The contracts that passed these screening criteria consisted of contracts that the California Department of Water Resources (DWR) entered into this year. In total, the DWR signed 55 contracts with a maximum non-coincident capacity of about 17,000 MW. Of these 55 contracts, 31 contracts qualified as comparable with respect to the relevant product and geographic market, and contemporaneousness. Consistent with FERC's benchmarking standards, I focused my analysis on this group of 31 contracts, which have a maximum non-coincident capacity of about 10,000 MW.

     The DWR contracts that I did not include in the focus group were short-term contracts--i.e., with duration of five years or less--and contracts from wind power that were well above the cost of the PSA. The table below shows how the cost of these contracts compares to the cost of the PSA. There are individual contracts priced below the average for each category, but none priced below the PSA.

         --------------------------------------------------------------
                   Contracts                       Levelized Price
                                                        $/MWh/4/
         --------------------------------------------------------------
         Five years or less (base load)                   $ 82
         --------------------------------------------------------------
         Five years or less (peaking)                     $101
         --------------------------------------------------------------
         Wind                                             $ 62
         --------------------------------------------------------------
         PSA                                              $ 52
         --------------------------------------------------------------

     I analyzed prices for peaking and base load contracts separately because the PSA is a mix of base load and peaking power. Accordingly, the PSA would be expected to have a price that falls in between the market prices of base load and peaking power.

     Next, in order to be conservative--i.e., conduct the analysis in the way most likely to overstate the price of the PSA or reduce the cost of the market transactions, I narrowed the focus group further to create the Comparison Group. The Comparison Group included only the least expensive types of contracts in the focus group. I arrived at the Comparison Group by removing two types of contracts from the focus group.

     First, I removed those fixed price contracts executed early in 2001 that were providing power from gas-fired generators at fixed prices. Gas prices were substantially higher earlier in the year. In order to offer a fixed price, a seller would

___________

/4/ In this table and throughout the testimony, the levelized prices of market transactions that provide only energy and capacity, but do not include the provision of ancillary services, have been increased by $2.50/MWh to make them comparable to the PSA, which offers capacity, energy and ancillary services. The basis for this estimate is described in Section VII of my testimony.

     have had to lock-in gas supply, which would have likely caused the price to DWR to be higher. Second I excluded long-term contracts that, when executed, offered power for the first several years at a substantial discount to the short-term power market. These contracts were not included in the Comparison Group because the price in later years--when the PSA would be in effect--might have been inflated to make up for the early-year discount. Hence, I am not confident that prices for the later years are representative of the market price for that period. The average price for these excluded contracts are all priced at the higher end of the focus group as shown in the table below:

          ----------------------------------------------------------------
               Contracts                               Levelized Price
                                                            $/MWh
          ----------------------------------------------------------------
           Fixed-price gas contracts (base load)            $ 63
          ----------------------------------------------------------------
           Fixed-price gas contracts (peaking)              $ 90
          ----------------------------------------------------------------
           Discount to market (peaking)                     $160
          ----------------------------------------------------------------
           Discount to market (base load)                   $ 62
          ----------------------------------------------------------------
           PSA                                              $ 52
          ----------------------------------------------------------------


     The screening approach that I used to select the Comparison Group excludes from consideration the expensive contract types shown above. This is a conservative approach, since these contracts may qualify as comparable under the Edgar and Ocean State II standard.

     The end result of my screening and portfolio price comparison was that I considered only the lowest-priced contracts entered into by DWR. The Comparison Group consists of seven contracts for peaking and four contracts for base load power./5/ Of these eleven contracts, one was signed in February, one in April, three in May, one in June, three in July and three in August. While I did not screen contracts by date signed, the result of the screening methodology I used was to concentrate my analysis on contracts signed after FERC's orders mitigating prices in California and after power market conditions had returned to stable conditions. I concentrated my benchmarking pricing comparison on the Comparison Group, which consists of only the DWR contracts most favorable to the buyer, i.e., the lowest priced. In addition, most of the contracts in the Comparison Group are also dispatchable as opposed to must take. In contrast, many of the contracts I excluded from the Comparison Group are not only more expensive, but also have undesirable non-price features such as must-take provisions. The contracts that remain are the Comparison Group. The prices for contracts in the Comparison Group are as follows:

          --------------------------------------------------------
               Contracts                       Levelized Price
                                                    $/MWh
          --------------------------------------------------------
           Comparison Group base load                $57
          --------------------------------------------------------
           Comparison Group peaking                  $79
          --------------------------------------------------------
           PSA                                       $52
          --------------------------------------------------------

     I do not mean to imply that all contracts in the Comparison Group are less expensive than the contracts that have been excluded. With respect to base load power, the Clearwood contract at $69.90/MWh and the Coral base load contract at $76.71/MWh

__________

/5/ The baseload and peaking components of the Sempra and Coral contracts are considered separately, i.e., treated as separate contracts.

     made it through the screening process although they are higher in price than the excluded base load contracts. These contracts do not enter the Optimal Portfolio. The remaining base load contracts in the Comparison Group (PacifiCorp at $54.23 and Sempra at $55.49) are less expensive than all excluded contracts. There is also one peaking contract in the Comparison Group that is clearly more expensive than the excluded contracts. This is Alliance Colton, which is not in the Optimal Portfolio. Further, three contracts--Fresno, Calpeak and GWF--appear slightly more expensive than one excluded peaking contract. However, the must-take characteristics of Williams offset this apparent advantage. In any case, these three contracts are not in the Optimal Portfolio. Each excluded contract is more expensive than the PSA under all gas price scenarios.

     My analysis further develops a portfolio of contracts from the Comparison Group that are scaled to replicate the generation pattern of the PSA at the least cost. This involves selecting the least cost mix of base load and peaking contracts from a set of contracts already that has been shown to be a low cost subset of the DWR contracts. In order to make this comparison, I treat each contract in the Comparison Group as infinitely scalable. This is conservative as it assumes that the contracts could be assembled in the exact sizes needed to construct an optimal portfolio of comparison contracts. In practice, there would be limitations resulting from the discrete size of generation units.

     After constructing the optimal portfolio of comparison contracts, I determined the cost of replicating the pattern of generation from the PSA using the comparison portfolio for several scenarios, including a base, low and high gas price scenario. I examined several gas scenarios because many of the contracts in the Comparison Group are indexed to gas prices. The low gas price scenario assumes a gas price that is well below current forward gas prices for 2003, and is at the low end of the range of historic annual gas prices going back as far as 1992 (at the time that NYMEX gas prices were first available for a full year). As mentioned above, I calculated the costs of the optimal portfolio using assumptions that reduced the cost of the portfolio. The last method allows the buyer to buy power from the marketplace when it is cheaper than the optimal portfolio and to sell excess power to the market at various assumed spot market values. The PSA is more favorable than the Comparison Group under each of these approaches.

IV.  FERC PRECEDENT ON AFFILIATE TRANSACTIONS

Q. Please list the transactions that FERC in the past has approved as just and reasonable based on a benchmark standard?

A. FERC has approved contracts between affiliates using the benchmark standard in whole or in part in Ocean State II (1992) and Ameren Energy Marketing Company

     (2001)./6/ FERC also rejected a contract between affiliates based on insufficient benchmark evidence in Edgar (1991)./7/

Q. Please describe the specific guidance FERC has provided on standards for benchmark analyses.

A. The FERC Orders from Edgar and Ocean State Power II provide clear guidance on the application of the benchmark standard. These orders outline several general conditions that must be met in order for a benchmarking analysis to establish that a particular transaction is just and reasonable. FERC's guidance on the application of the standard can be summarized as follows:

1.   The Comparison Group of transactions must occur in the relevant market;

2.   The transactions must be contemporaneous to the instant transaction;

3. The transactions must be for services that are similar and comparable to that of the instant transaction;

4. The instant transaction must be demonstrated to be as favorable to the buyer as the benchmark group considering the entirety of the transactions-- i.e., both price and non-price terms;

5. All assumptions used to evaluate both the instant transactions and the Comparison Group must be clearly and fully explained; and

_____________

/6/ Ocean State II, 59 FERC (P) 61,360; Ameren Energy Mktg. Co., 95 FERC (P) 61,397, clarif. granted, 96 FERC (P) 61,306 (2001).

/7/  Edgar Electric Energy Co., 55 FERC (P) 61,382.

     6. The comparison transactions must not be the result of the exercise of market power by a party to the instant transaction.

V.        APPLICATION OF FERC STANDARDS TO THE INSTANT TRANSACTION

Q. You noted above that you did apply FERC's standards in your analysis. Please explain how you have defined the relevant market in this case.

A. The relevant market has two dimensions: a product market and a geographic market. The PSA between Gen and Reorganized PG&E is a long-term bulk power sales agreement. It has a twelve-year term. The PSA includes an approximately fifty percent phase out of the contract quantity starting in the last year of the 12-year contract. I therefore have taken the relevant product market to be long-term bulk power ("the product"). I define long-term bulk power transactions to be transactions of roughly ten to fifteen years. I believe that pricing of contracts with terms of ten to fifteen years would be comparable to the PSA. Shorter term contracts--i.e., with duration of less than ten years--are likely to be more influenced by the forward market. Longer term contracts--i.e., with duration greater than fifteen years--would expose the seller to less risk as to the post-contract value of the facility, and consequently could be expected to be priced differently. I do not mean to imply that there is a bright line that would cause me not to consider an eight- or seventeen-year contract, but I do believe that the ten- to fifteen-year window is comparable. Further, to be comparable, each Comparison Group transaction should have a substantial overlap with the PSA period. The transactions that I have selected all have at least an eight-year overlap with the expected term of the PSA.

     With respect to the geographic market, I have considered the relevant market to include the locations of all potential suppliers of the product to Reorganized PG&E. That includes any supplier that is located in the State of California who can deliver electric energy to Reorganized PG&E and any supplier located outside of California who can deliver electric energy to Reorganized PG&E at the California border. This is consistent with FERC's definition of a geographic market in Ocean State II./8/


Q. How would you determine whether a transaction is contemporaneous to the PSA transaction?

A. In its analysis of the Ocean State II affiliate transaction, FERC accepted a benchmark period that included parts of 1987, all of 1988 and part of 1989, reflecting the period during which the affiliated purchasers made their decisions to enter into the applicable contract. I am informed by counsel for PG&E that the PSA was developed over the course of this year, beginning in April when PG&E filed for bankruptcy. PG&E and Corp. clearly committed to entering into the PSA by September 2001, with the filing of the Plan with the bankruptcy court, which included the PSA as a central part of PG&E's plan to emerge from bankruptcy.

___________

/8/ 59 FERC at 62,333. FERC states: "A geographic market consists of those suppliers that can supply the relevant product to a buyer or set of buyers."

     In order to capture all possible relevant contracts, for the purposes of my analysis, I reviewed all publicly-available contracts I could locate for long-term bulk power in the United States entered into between May 2000 up to the time of this filing. May 2000 is seventeen months before the Plan was filed (in September 2001), and nineteen months prior to this filing. It is comparable to the period accepted by FERC in Ocean State II.

     I structured my analysis to select for benchmark pricing the least expensive contracts in the group of contracts reviewed, provided those contracts were in the relevant market and for services comparable to the PSA. While the contemporaneous period is substantially greater in length than the period over which the PSA was developed, expanding the contemporaneous period can lower, but never raise, the market benchmark price relative to a narrower period. In particular, if market prices were higher during the period when the PSA was developed than prices were at other times during the contemporaneous period, the lower prices in effect during these earlier periods will be reflected in the benchmark price. Hence, in this case, my analysis would yield a lower market benchmark than if I had restricted the sample transactions to a narrowly defined contemporaneous period. On the other hand, if market prices were lowest during the period that the PSA was developed, expanding the contemporaneous period to include earlier higher-priced transactions will not have any effect on the benchmark price, since I focused on the least expensive contracts.

Q. The third criterion listed above focuses on the need for the Comparison Group of transactions to provide for services that are similar and comparable to that provided in the PSA. Under these circumstances, what characteristics do you believe would need to be present for the benchmark transactions to be similar to and hence comparable to the PSA?

A. In assessing the comparability of service, I have focused on the ability of comparable transactions to replicate the pattern of generation output that is typical of the PG&E generation portfolio. Assessing the value of a particular generation resource or a generation portfolio is most appropriately done by looking at the mix of transactions that are necessary to replicate the generation pattern and the cost of that mix.

     The portfolio underlying the PSA consists of nuclear and hydro resources. The pattern of energy production associated with the portfolio is shown in Exhibit No. GEN-1 for 1999, a typical year for hydro and nuclear generation. During that year, the portfolio produced about 33 TWh's of energy. (The graph was created by taking PG&E generation in MWs for each hour of the year, sorting by output in descending order and producing a pattern that is similar in concept to a load duration curve.) The workpapers attached to my testimony analyze the historic generation of Gen's portfolio, and show that 1999 was a representative year for output of these facilities.

     In selecting a comparable group of transactions, I focused on the ability of other transactions to replicate this generation pattern. Due to the shape of this generation pattern, it was anticipated that a combination of base load and peaking purchases would be required to replicate the portfolio at least cost.

Q. In replicating the pattern, have you assumed that a comparison portfolio of purchases would provide the same aggregate capacity--i.e., about 7,100 MW-- and the same aggregate energy--i.e., about 33 TWhs--as the PSA?

A. No. For the purpose of my analysis, the absolute size of the transaction is not the issue. The issue is: Are the price and non-price terms of the PSA at least as favorable to the buyer as the terms under which PG&E could have replicated the product through least cost market purchases from a non-affiliated seller? The product is the pattern of generation associated with Gen's portfolio. I have constructed my analysis to examine how the contracts available in the market could be assembled to replicate that pattern of generation. To do that, I have assumed that the various peaking and base load alternatives available in the market could be scaled to the optimal size needed to replicate the portfolio underlying the PSA (i.e., assuming that there are no limits on the amount of capacity a market buyer could obtain under each of the benchmark contracts).

     This approach is conservative as it permits the lowest cost contract for each contract type to represent the market for that contract. It might not be possible to replace the entire PSA with the lowest cost transactions because the lowest cost transactions could represent a special situation or may have been available in limited quantity. However, letting the lowest cost contract for each resource represent an unlimited source of power available under the terms of the individual contract reduces the cost of the DWR portfolio for capacity equivalent to the PSA and is the most conservative analysis.

VI.  DEFINITION OF COMPARISON TRANSACTIONS

Q. What transactions have been executed in the relevant geographic market that are potentially comparable to the instant transaction?

A. As described earlier, I reviewed over 100 contracts. These were contracts that had been executed in the United States for long-term bulk power (i.e., approximately ten to fifteen years) and a variety of short-term power transactions in California and the adjacent area. I narrowed these transactions to a focus group - i.e., a group that met the Ocean State II standard - and a Comparison Group - a smaller group that excluded the most expensive contracts in the focus group.

     The transactions that occurred in the relevant geographic market during the relevant time period were the contracts negotiated and entered into by the California Department of Water Resources ("DWR") with private generators. Beginning in February 2001, and extending through to August 2001, DWR entered into 55 contracts for over 12,000 MW of power. While many of these 55 DWR contracts are short term contracts, and thus, did not meet my criteria for the focus group, I will describe all of the 55 DWR contracts.

     Generally, the DWR contracts were split into "short- to medium-term" and "long-term" groups with respect to term. Power deliveries under short- to medium-term contracts begin in 2001 and terminate in or before 2006 - i.e., terms of five-years or less. The long-term group generally extended through 2011 or 2012. The term for the baseload contracts in this group began or had significant increases in volume in 2002 or 2003. The peaking contracts began in 2001. The term of the contracts was generally ten years. I focus on the long-term contracts, because they are most comparable to the PSA.

Q. Do you have any reservation in relying upon transactions in which one party, the DWR, is the only buyer?

A. No. The fact is that DWR was specifically charged by the state to be the sole buyer of long-term power. With the demise of the California Power Exchange and the suspension of the investor owned utilities' authority to purchase power from the California Independent System Operator ("ISO") due to their lack of creditworthiness, DWR was the only creditworthy buyer in the State and was the only large entity to which generators desiring long-term contracts could sell. The prospect of signing a long-term contract with a creditworthy buyer should have been attractive to generators under the circumstances. The DWR buying process was done in a way that was well known to potential sellers. The DWR did not accept all offers.

Q. Did you consider how the sharp drop in forward power prices that began in April, accelerated in May and stabilized by June would have affected the pricing of DWR contracts that were signed before and after the decline in forward power prices?

A. Yes. I did review the forward power price data for California during this period, and I recognize that forward wellhead gas prices also declined between February and August. Exhibit No. GEN-2 shows how forward gas and power prices changed over the period from February to August of 2001, when the last DWR contract was executed.

     While I reviewed the data in this chart, it was not relevant to many of the DWR contracts. The forward gas prices were not pertinent to the Comparison Group selected because gas prices embedded in those contracts are not fixed. The long term DWR contracts in my benchmarking analysis do not lock in gas prices at the high levels that were experienced early in 2001. Rather, the relevant DWR contracts shift the gas price risk to DWR. Thus, in comparing these transactions to the PSA, I used gas price forecasts, allowing an "apples to apples" comparison that renders irrelevant gas prices at the time the contract was entered into.

     It is not possible to be certain how the electric forward prices, which began to fall sharply in May of 2001 and have remained stable since June of 2001, may have affected the sellers' offers and the buyer's willingness to pay while the DWR contracts were negotiated. I believe that the effect of these forward markets on long-term transactions should be limited. I have not excluded any transaction because it was executed before forward prices had dropped. It is worth noting, however, that the Comparison Group is heavily weighted toward contracts signed in May or later. Further, in order to qualify for the Optimal Portfolio, a contract must be no more expensive than the contracts signed by DWR in July and August of 2001, a time period that is clearly after forward prices had dropped and the market had stabilized.

     It well may be that some of the contracts signed in the first quarter and early in the second quarter of 2001 are at price levels that reflect a dysfunctional spot market. The screening process that I employed is intended to remove these contracts from the Comparison Group and, as shown by date signed and relative price levels, succeeds in doing so. The use of an Optimal Portfolio further ensures that only contracts signed in July or August of 2001, or contracts lower in cost, form the basis for the price comparison.

Q.   How did you screen and classify the DWR contracts?

A. I examined the DWR contracts in detail and divided them into several categories. I gave little weight to four types of transactions, for the reasons listed below.

          . The first category is short- or medium-term transactions. These expire prior to or during 2006. I do not consider this category to be comparable to the PSA since the term is substantially shorter. Generally, these contracts were signed early in 2001, are quite expensive relative to contracts that have longer terms and are power delivery commitments from existing generators. Exhibit No. GEN-3 lists the contracts, provides the signing date and a summary of the transaction. There are approximately 5,000 MW of these contracts. The weighted average price of these contracts is $100 per MWh, including ancillary services costs. Individually, each of these contracts is more expensive than the PSA. I have given no weight to these contracts as their terms are too short to enable them to provide comparable service. These contracts are not in the focus group as they are not comparable in terms of the relevant product.

          . Second, I have identified transactions that offer steep discounts to the forward market in 2001 and 2002. Some of these extend to 2010 and beyond. They generally have a single fixed price from 2001 to the termination point. There are approximately 3,000 MW of these contracts and the average price is $84 per MWh, including ancillary services costs. Again, each of these contracts is substantially more expensive than the PSA. To be conservative, I have given very little weight to these contracts, because the contract prices during the comparable period to the PSA may have been increased to offset the early period discount. In other words, these contracts prices may be "back loaded." The sellers have offered low initial prices, but have likely compensated for the early year discounts by increasing rates in the later years of the contract. I excluded these contracts because the rates in the comparable post-2003 period may have been skewed upwards given the back loading of the contracts. For example, the Allegheny Energy contract offers blocks of around-the clock and peak power from 2001 through 2011, with MW quantities ranging from 150 MWs to 1000 MWs. This is must-take power priced at a flat $61/MWh for the entire period. As of March 22, 2001 (the date the Allegheny Energy contract was signed), the forward market for blocks of peak power at NP-15 for the balance of the year (April to December) was $278/MWh. Exhibit No. GEN-4 lists and describes the contracts that offer near-term discounts. These contracts are in the focus group, but do not qualify for the Comparison Group.

          . The third category is wind power. I gave virtually no weight to these contracts because each is more expensive than the PSA, and wind power cannot be used to replicate the generation profile associated with the PSA. The average price of the wind contracts is $59 per MWh, or $62/MWh with ancillary services. Exhibit No. GEN-5 lists and describes these contracts. These contracts are not in the focus group as the delivery pattern cannot be relied on to replicate the PSA.

          . The fourth category consists of fixed price contracts from gas units that were signed prior to May and do not fall into the other categories. There are three contracts in this category:
               High Desert, Williams and Calpine's February 26, 2001 contract. I do not directly include these contracts in my comparison. However, these contracts do validate the prices of other transactions that are included in my Comparison Group. The High Desert contract, which is priced at $58/MWh, or $61/MWh with ancillary services, is the lowest cost contract in this group. At the time the contract was signed, gas prices were higher than they were during late spring and summer of 2001, and in order to offer a fixed price the seller would have had to lock-in gas supply. However, after adjusting this contract price for the actual drop in gas prices of about $1 per decatherm from the signing date to the present, the contract is priced very similarly with other base load contracts that are indexed to gas. Therefore, while I do not directly consider this contract as a comparison contract, it serves as confirmation of the validity of other contracts that I do weigh heavily. I have reached the same conclusions about the Williams and Calpine contracts, which are priced at $72 per MWh and $64 per MWh respectively, after adjusting for ancillary service costs. These contracts could be viewed as being in the Comparison Group, with prices adjusted downward to reflect the drop in gas prices since early in 2001. Exhibit No. GEN-6 lists and describes these contracts. These contracts are in the focus group, but are not explicitly in the Comparison Group.

     I consider the remaining DWR contracts, i.e., those not in the four categories described above, to be comparable to the PSA, and refer to them as the Comparison Group./10/ There are eleven contracts in this Comparison Group which are listed on Exhibit No. GEN-7./11/ Based on these contracts, I conclude that the PSA is at least as favorable to Reorganized PG&E as a contract for a comparable product that could have been negotiated with a non-affiliated seller during the contemporaneous period. Also, it should be noted that each of the contracts not included in the Comparison Group is more expensive than the PSA; therefore, including one or more of those

__________

/9/ The Sunrise Power contract does not appear in any of the categories because I was unable to ascertain an exact price for this contract. The heat rate is redacted from the contract. I did perform a test to see whether it would affect the Optimal Portfolio for reasonable expectations of heat rates. This showed that Sunrise was more expensive than the contracts in the Optimal Portfolio and would not affect my price comparison.

/10/ The baseload and peaking components of two of the contracts -- the Sempra and Coral contracts -- are considered separately, i.e., treated as separate contracts. As discussed below, this is a conservative approach.

     contracts in the Comparison Group would not change my conclusion that the PSA offers services at rates lower than comparable market transactions.

     Exhibit No. GEN-8 summarizes the levelized per MWh price of the each subset of DWR contracts relative to the PSA. The calculation of levelized prices is described in detail in Section VII of my testimony.

Q. Please list and describe in more detail the transactions that comprise the Comparison Group.

A.   The transactions that qualify as the Comparison Group are:

     1. Wellhead Power, signed August 13, 2001 ("Wellhead") - Wellhead Power entered into two contracts with DWR: the "Panoche transaction" and the "Gates transaction". Both transactions begin with the commercial operation dates of their respective units--projected September 2001 for both units--and last until October 2011, a period just over 10 years. The Panoche and Gates transactions are virtually identical, but Gates is lower cost due to its lower heat rate of 10,000 BTU/kWh./11/ In order to be conservative, I have focused on the Gates transaction for the benchmark analysis. Wellhead Power's Gates transaction offers DWR a dispatchable 47 MW peaking unit, deliverable to NP-15, that may only be dispatched during 6x16 peak hours in 4-hour increments up to a total of 4,000 hours per calendar year. Operation of the units is limited to two starts per day. The DWR payments for the Gates transaction include a series of fixed monthly capacity payments, which start at $13.75/kW-month and fall to $4.92/kW month by the end of the term. DWR must also pay variable energy payments, consisting of a variable O&M charge ($12/MWh) and floating gas costs at the contract guaranteed heat rate. DWR also pays for any fixed gas charges, and $1,000 for each successful start. Availability is guaranteed to be 97% during June through October, and 94% for all other months. Penalties are charged if the seller does not meet guaranteed availability levels. The price of this contract is $79/MWh in my base case scenario, described further below. Only payments over the term of the PSA are considered for my benchmark pricing analysis. At the end of the term, DWR has the option to end the contract, to purchase the unit for the lesser

____________

/11/ The Panoche transaction has a 13,500 MMBTU/kWh heat rate.

          of fair market value and $13,500,000, or to renew the contract on an annual basis with a maximum of ten one-year renewals.

     2. PacifiCorp Power Marketing, signed July 6, 2001 ("PacifiCorp") - The contract between PacifiCorp Power Marketing and DWR is a ten-year power purchase agreement, starting in summer 2001 (upon commercial operation of the existing facility) and extending through June 2011. It is based on an existing 484 MW combined cycle generation facility in Klamath Falls, Oregon, and the potential construction by the seller of a second combined-cycle generation facility in Klamath County, Oregon. The contract quantity begins at 150 MWs in 2001, increases to 200 MWs from July 2002 through June 2004, and then to 300 MWs for the remainder of the term. PacifiCorp Power Marketing does not own the existing Klamath facility, but has secured a contract for 237 MWs of its output. The contract power is "must take" at a fixed per MWh price until December 31, 2002, and is subsequently dispatchable. During the dispatchable period, which begins with the expected commencement date of the PSA, the buyer is responsible for paying fixed capacity $/kW-month payments (which include a fixed $/kW-month O&M charge that is indexed to the CPI) and variable energy payments that consist of a variable O&M charge (indexed to the Bureau of Labor Standards Index for Gas Turbine Sets) and floating gas cost at a guaranteed heat rate. To be comparable to the PSA, I only included the dispatchable period in developing a levelized price for comparison purposes. (Note that the power provided prior to 31 December 2002 is priced at $70/MWh, which is more expensive than my estimate of the price of power during the dispatchable period, and also more expensive than the PSA.) Unlike the other contracts in the Comparison Group, the floating gas cost is based on the Alberta gas market, with contractually specified gas transport and losses charges. The buyer also is obliged to pay operating reserve charges and power transmission loss charges levied by BPA. The primary delivery point for power deliveries in this contract is the California-Oregon border, though the seller has the right to make some deliveries to NP-15. The price of this contract used for purposes of my benchmark study is $54/MWh under base case assumptions.

     3. Sempra Energy Resources, signed February 28, 2001 - Sempra Energy Resources has contracted to sell DWR blocks of peaking and around-the-clock power, over a period of ten years and four months beginning June 1, 2001 and ending September 30, 2011. The size of the blocks varies depending on the year and season. From June 2003 to September 2011, the size of the peak block ranges from 350 MW to 700 MW, while the around-the-clock block ranges from 800 MW to 1200 MW over the same period. This contract is backed up by a portfolio of existing and planned power plants, as well as market purchases. The contract refers to the following plants: i) the planned Copper Mountain power plant near Boulder City, Nevada; ii) the existing 480 MW El Dorado Energy power plant in

          Boulder City, Nevada; iii) the planned Elk Hills power plant near Bakersfield, California, which will operate initially on a simple-cycle basis and subsequently on a combined cycle basis; iv) the planned Mesquite power plant in Arlington, Arizona; v) the Mexicali plant in northern Baja California; and vi) the Citricado plant in Escondido, California. Due to the diverse nature of resources backing up this contract, the seller may deliver to multiple delivery points. The seller has the right to reduce the size of the blocks if any of the planned units do not reach commercial operation by the date anticipated in the contract. The seller also has the right to change delivery schedules based on several factors, including transmission constraints, unit outages and/or changes in availability. The buyer has the right to request revisions to proposed delivery schedules, in which case the seller must make commercially reasonable efforts to accommodate requested revisions. The price of block power is fixed per MWh in accordance with a schedule until May 31, 2003. After that, it is tied to gas prices. Because the peak portion and base load portion of this transaction each has a distinct price and heat rate, I have treated them as two separate transactions for my benchmark analysis. In addition, to be comparable to the PSA, my price comparison examines the period beginning January 2003 through the expiration of the contract. Were I to include prices for the entire contract delivery period (i.e., also considered the period before January 2003), the resulting price would have been higher than the price used in my comparison. The price of this contract used for purposes of my benchmark study is $69/MWh for peaking power and $55/MWh for base load power under base case assumptions. The Sempra contract is comparable in its term because it extends well into 2011 and has significant increases in capacity in 2002 and 2003.

     4. GWF Energy L.L.C., signed May 11, 2001 - The contract between GWF Energy and the DWR is a peaking power contract, covering three phases of combustion turbine installations in NP-15. The size of Phases I and II is 88 MWs per phase, corresponding to two 44 MW combustion turbines each. Phase III is 164 MWs, consisting of two 82 MW combustion turbines, which at the buyer's option may be converted into a combined cycle configuration with the introduction of a steam turbine. Power deliveries may begin as early as September 1, 2001 for Phase I, June 1, 2002 for Phase II, and 1 July 2002 for Phase III. The contracts all end on December 31, 2011, making the contract length between nine and ten years. The power deliveries under the contract are dispatchable up to 4,000 hrs. The buyer is responsible for paying fixed capacity $/kW-month payments and variable energy payments that consist of a variable O&M charge and floating gas cost at a guaranteed heat rate. Capacity payments are adjusted down if the unit were to fail to meet target availability factors (98% for June-October and 94% for all other months). The price of this contract used for purposes of my benchmark study is $96/MWh under base case assumptions. Because the GWF contract specifies that DWR may use the unit to provide reserves, I have not increased the price of GWF by the cost of providing ancillary services. GWF also starts in 2001, but is front-loaded. That is, prices in 2001 and 2002 are higher than prices in later years. As with all contracts that start earlier than the PSA and offer high rates in the early years, I do not consider those early year high rates in my comparison.

     5. Fresno Cogeneration, signed August 3, 2001 - Fresno Cogeneration is a 21 MW peaking power plant located in San Joaquin, California. The term of the contract covers August 3, 2001 through October 31, 2011, which is ten years and 3 months. Power deliveries under the contract are dispatchable, subject to the constraint of 4,000 hours per calendar year and a minimum run time of 4 hours. The buyer is responsible for paying fixed capacity $/kW-month payments and variable energy payments that consist of a variable O&M charge and floating gas cost at a guaranteed heat rate. Capacity payments are adjusted down if the unit fails to meet guaranteed availability factors (97% for June-October and 94% for all other months). The buyer is also obliged to pay seller $1,000 for each successful start. The price of this contract used for purposes of my benchmark study is $91/MWh under base case assumptions. Fresno is also a front-loaded contract. I exclude the most expensive years of the Fresno contract from my analysis.

     6. Coral Power L.L.C., signed May 24, 2001 - The Coral contract covers the 11-year period from May 24, 2001 through June 30, 2012. The contract is for blocks of around-the-clock (7x24) and peak (6x16) energy. The around-the-clock blocks are 100 MWs, whereas the size of the peak blocks varies by year and season, ranging from 100 MW initially to a maximum of 575 MW. The peak energy under this contract is must-take; the contract does allow DWR to reduce the around-the-clock quantity by increments of 25 MWs during certain periods. In the non-peak months, all quantities are reduced by half. DWR also has right to increase or decrease peak quantities by 10% in any given year. Pricing of the contract consists primarily of a flat $/MWh number that varies by delivery period during 2001 through 2005. After 2005, DWR pays an energy payment equal to $25.16/MWh for O&M cost, plus a fuel charge based on a guaranteed heat rate and a floating gas price. If DWR were to reduce the around-the-clock quantity, the $25.16 is paid on the original MWh quantity, not the reduced MWh quantity. Effectively, the $25.16/MWh is paid in all hours, and is a fixed cost. Explicit capacity payments are also paid from July 2002 through December 2005 based on the successful commencement of commercial operation for certain units. During 2002 through 2005, in addition to the block power deliveries, DWR has the right to dispatch these units for up to 500 hours. Again, to be comparable to the PSA, my price comparison only considers the period beginning January 2003 through the expiration of the contract. Including the period before January 2003 would only have resulted in a higher price. The price of this contract used for purposes of my benchmark study is $77/MWh under base case assumptions.

     7. Alliance Colton, signed April 23, 2001 - The Alliance Colton project consists of eight peaking units in two power plants, both in the City of Colton, California. The contract covers ten years, starting in August 2001. The size of the contract is 80 megawatts. DWR may dispatch the power for 1000 "committed" hours during the peak summer period./12/ In addition, DWR is entitled to take up to an additional 4500 hours, depending on the year, and in some cases is required to take a portion of those additional hours. The contract has fixed capacity payments, and variable energy payments that are indexed to gas prices. The price of this contract used for purposes of my benchmark study, that is the price from 2003 through 2011, is $120/MWh under base case assumptions. This assumes DWR takes deliveries in all eligible hours, which is conservative as it yields the lowest possible per MWh price.

     8. Clearwood Electric, signed June 22, 2001 - In the Clearwood Electric contract, the DWR purchased the output of a soon-to-be-developed geothermal facility in California. The term begins when the project is completed, which is anticipated in May 2002, though this date may be extended at Clearwood's option, without penalty, until November 2002. If at that point the project has not achieved commercial operation, DWR can terminate the agreement, unless uncontrollable force caused the delay. The net rated electrical generation capacity from the unit to the delivery point in the CAISO is 25 MWh per hour. During normal operations, the design rating can increase to a maximum of 30 MWh at the delivery point per hour. Actual output can vary with seasonal geothermal-reservoir conditions and ambient air conditions. The specific location of the plant and the delivery point for the plant are redacted from the contract. All energy delivered under this agreement must come from the geothermal facility--replacement energy may not be purchased. Actual energy delivered must match monthly scheduled generation by plus or minus 10%. It is estimated that the facility will be available 8000 hours per year, though major outages are not to be scheduled during peak months. The price of this contract is a flat $67/MWh, which adjusted for ancillary services to be comparable to the PSA, results in a price of $70/MWh.

     9. Calpeak Power Midway, signed August 24, 2001 - Calpeak signed seven contracts with DWR for the sale of peaking power from plants entering service in the fall and winter of 2001. Each contract extends for ten years from the date of commercial operation. Pricing is identical across contracts, consisting of capacity

___________

/12/ Peak summer periods are defined as June through October of every year except 2001, when the peak summer is defined to be August through December.

          and energy payments. Capacity payments are constant over the contract term. The energy price is a function of actual burnertip gas costs. To be conservative, I have selected Calpeak Power Midway for the Comparison Group, because it has the lowest heat rate. The price of this contract used for purposes of my benchmark study is $95/MWh under base case assumptions.

Q. Have you assessed whether the transactions that comprise the Comparison Group and start power deliveries in 2001 or 2002 were at a discount to the forward market?

A. Yes, none of the contracts that comprise the Comparison Group were at a significant discount to the forward market. The forward market conditions at the time each Comparison Group contract was signed are summarized below.

          . Wellhead-- Wellhead was not at a discount to the forward market when signed. The October 2001 to December 2002 NP-15 forward price as of the sign date was $43/MWh. Under the base gas assumption, Wellhead costs over $90/MWh when at maximum output. Four thousand hours dispatchable peak power is more expensive that a 6 X 16 block, but even accounting for this there is no evidence that Wellhead is at a near-term discount.

          . PacifiCorp -- The pre-PSA period power is priced at $70. At the sign date, a strip of NP-15 peak power from August 2001 to December 2002 cost $73 dollars per MWh. Once a conversion of the peak power price to a base load price is made, it is clear that the PacifiCorp contract does not include a near-term discount.

          . Sempra - For the peaking portion of the contract, the $189/MWh price for June to September 2001 represents a significant discount to the forwards, whereas the $160/MWh for April to September 2002 represents a premium to the forward market. In some months the contract price is below the monthly forward; in other months, it is above. Overall, I estimate a small discount. The discount is, however, virtually inconsequential when compared to the entire life of the contract. This is because these periods of discount last only for a few months and occur before the significant ramp-up in quantity that occurs in 2003 to 2004. Expressed per MWh of energy to be delivered under the Sempra contract during the PSA period, the near-term discount amounts to roughly $0.27 per MWh.

          . GWF - As of the sign date, a September 2001 to December 2002 forward cost about $129/MWh. Taking into account front-loading of capacity payments and the still high gas prices in early April 2001, the GWF contract does not represent a discount to the near-term forward market.

          . Fresno - As of the sign date, the August 2001 to December 2002 forward strip cost about $73. Fresno is indexed to gas. Under the base-case EIA gas assumption, Fresno is over $100/MWh. The Fresno contract is clearly not priced at a discount to the forward market, even when considering that, on a per MWh basis, 4,000 hours of dispatchable power is more valuable that a 6X16 block of power.

          . Coral Power - At the date of execution, the June 2001 to December 2002 NP-15 forward price was $146. The peaking component of the Coral contract has an average price of $168/MWh during the pre-2003 period. The base load component begins in July 2002, and is priced at $169/MWh for July to December 2002. This is also not a discount to the forwards.

          . Alliance Colton - At the time of contract execution, an August 2001 to December 2002 strip of NP-15 power cost about $202/MWh. Alliance Colton is indexed to gas, and in April 2001 the near-term California gas market was still relatively high. Taking into account the high gas cost, Alliance Colton's front-loaded capacity payments, and the limited energy availability, this contract does not represent a discount to the near-term forward market.

          . Clearwood Electric - The June to December 2002 NP-15 forward as of the sign date was about $55/MWh. Clearly the Clearwood flat price of $67.40/MWh is not at a discount, particularly when one considers that Clearwood is base load power.

          . CalPeak Midway - When the contract was signed, the December 2001 to December 2002 NP-15 strip was approximately $42/MWh. CalPeak is indexed to gas. Under the base-case EIA gas assumption, CalPeak is over $90/MWh. Clearly CalPeak is not at a discount to the forward market, even when considering that, on a per MWh basis, 2,500 hours of dispatchable power is more valuable that a 6X16 block of power.

VII. PRICE ANALYSIS

Q.   Please describe the price analysis that you conducted.

A. The price analysis consisted of three separate comparisons. These are as follows:

          .    An individual contract price analysis - In this analysis, I
               -------------------------------------
               compared the price for each individual contract to the price of the PSA. This analysis makes no allowance for dispatchability, availability or delivery pattern differences. This comparison is stated in terms of $/MWh of the maximum energy available under each contract. See Exhibit No. GEN-9.

          .    A least cost portfolio dispatch analysis - In this analysis, I
               ----------------------------------------
               determined an optimal portfolio of contracts from all contracts in the Comparison Group. I assumed that contracts were scalable in sizes required to develop an optimal portfolio, notwithstanding stated limits in the contract on available capacity. I computed the total price of replicating the energy pattern of the PSA using this portfolio of contracts assuming that the portfolio would be dispatched to exactly replicate the pattern of generation from the PSA. In determining the price of the portfolio in this analysis, I used the $/MWh price computed for the individual price comparison and shown in Exhibit No. GEN-9, i.e., dividing all fixed costs by maximum energy available under the contract. Therefore, capacity costs are included in the price only to the extent that the contract was dispatched to replicate the energy pattern of the PSA. This accounts for the fact that some comparison contracts may have the potential to achieve higher capacity factors than the PSA.

               To further illustrate this concept, I have developed the following example. Assume that 100 MW of a peaking contract was in the optimal portfolio. Further assume that the contract had an availability of 100% and could be called on for a maximum of 4000 hours per year and a capacity cost of $100/kW year. The total capacity cost of the contract would be 100 MWs times $100/kW or $100,000 per year. In this analysis, I converted the $100/kW year to $25/MWh. This is arrived at by dividing $100/kW by the maximum availability of 4000 hours. If, in fact, the contract was dispatched for 4000 hours to replicate the energy of the PSA, the cost for capacity would be 4000 hours times 100 MWs times $25/MWh or $100,000, the actual capacity charge under the contract. If however, to replicate the energy of the PSA, only 1000 hours were needed, the hypothetical capacity cost would be 1000 hours times 100 MWs times $25/MWh or $25,000. Hence, this method only assigns capacity cost to the comparison portfolio to the extent that the Optimal Portfolio contracts would be dispatched to replicate the delivery pattern. This produces a conservative (i.e., low) price for the comparison portfolio.

          .    A least cost portfolio dispatch analysis with allowance for
               -----------------------------------------------------------
               market purchases and sales - In this method, in order to compute
               --------------------------
               the total price, I accounted for the ability of the Optimal Portfolio to generate more energy than the PSA portfolio by modeling sales of excess energy to the market. Similarly, I accounted for purchases from the market when they were economic.

               To do this, I examined, on an hourly basis, generation from the PSA, potential generation from the optimal comparison portfolio and the market price. If the comparison portfolio could be dispatched off and market purchases effectively substituted, I accounted for the resulting cost reduction. If the comparison portfolio had excess energy (i.e., could generate more than the PSA supply is assumed to produce) that could be profitably generated and sold to the market at a profit, I considered that profit as a reduction in the price of the contract portfolio. These calculations are described in full below.

Q.   Do your three analyses share a common feature?

A. Yes. All of them were conducted based on nominal levelized prices. This is the levelization method that was used and accepted by the FERC in the Ocean State II benchmark case. Nominal levelization is a form of present value analysis that permits a fair comparison of cash flows with different timing patterns. A nominal levelized analysis adjusts for the time value between a stream that is front loaded (i.e., decreasing over time) as compared to one that is increasing over time. I determined the nominal levelized price of each contract on a per MWh basis over the contract period. The levelized price is calculated using total anticipated dollar payments under the contract and total anticipated MWhs, adjusting for the timing of the payments and power deliveries. The timing adjustment, i.e., levelization, was calculated using a nine percent discount rate. I chose that discount rate because it is the rate that PG&E has used in its analysis of the contract. As I will explain later, I also conducted a discount rate sensitivity analysis using a five percent discount rate. The results of my analyses are extremely insensitive to discount rate because the pattern of price escalation is not radically different between the PSA and the comparison contracts.

     Calculating the nominal levelized price allows me to compare with a single metric a number of contracts that have complex and different pricing schedules. Levelization is necessary because it corrects for any differences in the timing of payments under the contracts. That is, one contract may have front-loaded capital cost recovery and another may have a flat pattern of capital cost recovery. Levelizing adjusts for these differences and allows for a comparison on an apples-to-apples basis.

Q. Please elaborate on how you determined capacity payments and where applicable converted those payments into $/MWh prices.

A. In order to calculate total dollar payments under the contracts, I examined the specific pricing terms of each contract. The pricing of the Comparison Group contracts typically consists of two parts: (1) capacity payment, quoted in $/kW month; and (2) a variable charge for energy. Variable charges are also split into two components: (1) variable operation and maintenance charges; and (2) fuel charges. The fuel charges for contracts in the Comparison Group are generally tied to total burnertip fuel costs and are calculated using a guaranteed heat rate. (See Exhibit No. GEN-7 for a summary of pricing terms in the Comparison Group contracts.)

     To calculate the levelized price for a dispatchable contract, I needed to make an assumption about the number of hours in which the unit would be dispatched. I assumed that the base load contracts run for 8760 hours times their contractually guaranteed availability. In this way, I was spreading their fixed costs out over the broadest set of hours, resulting in a relatively low (conservative) per MWh cost.

     Three of the peaking contracts (Wellhead, GWF and Fresno Cogeneration) had a 4000-hour contractual limit on dispatch per calendar year. For these plants, I assumed they would run for 4000 hours times their contractually guaranteed availability. Peaking units that could be dispatched during 6 x 16 peak hours with no calendar year limit are assumed to run 4912 hours times their contractually guaranteed availability. Guaranteed availability for the Comparison Group ranged from 88% to 98%. In all cases, guaranteed summer availability was used, since it is higher than non-summer availability and yields more conservative results. For my third analysis, in which I modeled market purchases and sales, it was not necessary to spread capacity costs over MWh, and I simply used the fixed or capacity costs per kilowatt of contract capacity.

Q.   Please describe your assumptions for gas prices.

A. Because all but one of the contracts in the Comparison Group are gas indexed, the assumptions for gas prices over the term of the contract are critical to the price comparison. I tested a number of gas scenarios to ensure that my price comparisons would be robust to all reasonable expectations of gas prices over the term of the contract.

     My base case gas forecast was developed from the 2001 Annual Energy Outlook ("AEO") gas forecast published by the United States Department of Energy, Energy Information Administration ("EIA")./13/ Nine of the ten Comparison Group contracts

___________

/13/ Available at http://www.eia.doe.gov/oiaf/aeo/supplement/index.html backed by gas-fired generation capacity are priced based on a California gas cost. For these contracts, I used the EIA AEO forecast for gas delivered to generators in the Pacific Region. The baseline levelized delivered gas price over the term of the PSA is $3.60 per decatherm. This corresponds approximately to a levelized price of $3.13 per decatherm at Henry Hub over the PSA contract period, once an adjustment for basis (i.e., the notional cost of transporting gas from Henry Hub in Louisiana to California) is made./14/

     For the one contract that was priced from a non-California gas price index, an adjustment was made to reflect the difference in the cost of gas. This applied only to the PacifiCorp contract that was based on Alberta, as opposed to California, gas prices. To establish the cost of gas for the PacifiCorp contract, I assessed the gas cost difference between Alberta and California, as represented by the price of a forward basis swap. The forward basis between Alberta and the PG&E City Gate is 90 cents per decatherm, levelized over the term of the PSA. This 90 cents was subtracted from the EIA forecast for gas delivered to generators in the Pacific Region. In addition, I increased the PacifiCorp gas cost to reflect the tariff pipeline loss charge of 4%. Finally, I increased the PacifiCorp gas cost by 2.076 cents per decatherm to account for variable pipeline charges that the DWR is responsible for paying under the contract. This resulted in a base case levelized gas price for PacifiCorp of $2.83, a

__________

/14/ I have used a 47-cent basis differential to represent notional transportation costs to California. This is the forward basis price from Henry Hub to the PG&E City Gate, as quoted by Amerex, a voice broker, on November 9, 2001, levelized over the term of the PSA.

     reduction of 77 cents per decatherm relative to the cost of gas for the other Comparison Group contracts.

Q.   Please describe the alternative gas price scenarios you examined.

A. In addition to the base case, I analyzed two alternative gas price scenarios. I employed a "low" gas price scenario, which is 15 percent below the base case. The levelized delivered price in the low scenario is $3.06 per decatherm. The "high" gas price case is 10 percent above the base case forecast. This results in a "high" gas scenario levelized price of $3.96 per decatherm for gas delivered to California.

     The current price for a year 2003 twelve-month strip on NYMEX is $3.60./15/ This is a Henry Hub price and does not include transport to California. If basis were included, the 2003 delivered price based on the NYMEX strip would be $4.04./16/ Our "low" gas price scenario assumes a delivered California price of $3.19 for 2003. Therefore, the "low" gas price scenario is close to $1 per decatherm below current forward prices for 2003 after considering the cost of transportation to California.

     Exhibit No. GEN-10 depicts the three gas price scenarios used in my benchmark analysis.

___________

/15/ As reported by http://www.nymex.com on October 28, 2001. Prices are as of October 28, 2001, except for the November 2003 future, which is as of October 25, 2001.

/16/ The 44 cent 2003 basis is an Amerex quote from November 9, 2001.

Q. Do you believe that the "low" gas price forecast that you are using is a reasonable low scenario?

     A. Yes. I believe that this case is reasonable for several reasons. As noted above, it starts at a level that is substantially below the current forward price of gas for 2003. Second, it represents a very substantial decrease from the base case. By way of comparison, the EIA low economic growth scenario results in a gas price that is approximately five percent less than the base scenario.

     Finally, there appears to be many reasons why natural gas prices will be higher in real terms in the future than in the past. These include the increasing reliance on gas for electric generation and the possibility of increased demand for gas to help reduce acid rain and ozone-causing air emissions. To illustrate how the "low" gas scenario compares to historic prices, I have prepared Exhibit No. GEN-11. This exhibit presents a comparison of historic gas costs adjusted for inflation to the low gas price forecast. Using each historical year from 1992 to 2000, the universe of years for which a full annual set of gas prices is available, I developed the real gas price for each year based on NYMEX Henry Hub prices. I use each year's real gas price to develop a nominal price over term of the PSA contract period by applying inflation from that year to and over the contract period./17/ I then compute a nominal levelized gas cost over the term of the PSA. Hence, I develop nominal levelized prices that are consistent with real 1992 prices, real 1993 prices, and so forth. Finally, I add the implied 47-cent basis, representing transportation to California. The results show that the "low" gas price scenario is at the low end of observed historic prices. Prices were lower for four years of the nine years. The 2000 price, in real terms, was 77% higher than my base case. The lowest year was 1995, 14% lower. The other three years in which prices were lower, they were lower by 8% or less. When the average over all years is examined, the "low" gas price scenario is ten percent lower than historic gas prices. It is extremely unlikely that a single low annual gas price would prevail for every year of any long-term period. Historically, a year of low prices has led to a reduction in gas drilling which results in a subsequent price rise.

     Even absent an expectation that the increased demand for gas in the future may lead to higher real prices, the low gas scenario examines a gas price level that is low relative to historical prices over a long-term period. It is reasonable to expect that over the PSA period there will continue to be cyclical fluctuations in gas prices and individual years may experience gas prices lower than the "low" gas price scenario. However, I believe it is unlikely that the average real price over the PSA period would be lower than my low gas price scenario, which is ten percent below the average real historical price. Further, the historical period that I examined includes portions of the gas bubble and represents a period before the rapid expansion of gas-

___________

/17/ The inflation rate I use is the GDP deflation series published by EIA. I use this consistently in all my analyses for gas price inflation. The GDP index is generally lower than the CPI index.

     fired generation. Given the anticipated increase in demand for natural gas, I believe that the "low" gas price scenario is, in fact, extremely conservative.

Q. You mentioned that you considered the price of a NYMEX strip for 2003. Did you consider market quotes for longer-term gas?

A. Yes. I did examine current market quotes for long-term gas swaps. As of October 23, 2001, Enron, at the time a well-established market maker in long-term gas swaps, quoted a 10-year swap for Henry Hub delivery at $3.83 per decatherm. (It should be noted that this price was considerably lower than the price this spring--the same swap was priced at $4.92 on March 7, 2001.) This is well in excess of the $3.07 per decatherm implied Henry Hub price that underlies the base gas price scenario. The quote of $3.83 at Henry Hub means that, if DWR were to eliminate gas price risk by locking in gas prices at the forward swap price, the cost of the Optimal Portfolio would be fixed at a cost higher than assumed in the high gas price scenario, once basis is added to the Henry Hub price.

Q.   How did you determine the nominal levelized price of the PSA?

A. I used the same levelization method that was employed for the DWR contracts. PG&E provided me with an estimation of total megawatts and megawatt hours that would be produced by the Gen portfolio. Based on the per megawatt and per megawatt hour cost of the PSA, I calculated total anticipated payments under the contract. This allowed me to calculate a levelized price, also using a nine percent discount rate.

     The one difference between the levelization of the PSA and the levelization of the DWR contracts is that the capacity payments under the PSA were spread over the number of expected MWhs that the Gen portfolio will produce in a typical hydrological year. This is fewer MWhs than the portfolio that is mechanically available to produce, as the PSA energy can be shaped toward hours of highest value use. My calculations show that the levelized cost of the PSA is $52.29 per megawatt hour.

     The PSA provides capacity, energy and ancillary services. With two exceptions, the contracts in the Comparison Group do not give DWR the right to ancillary services. Therefore, in order to conduct a fair comparison, I have estimated the value of ancillary services. That value is $2.50/MWh of PSA generation. I have added this cost to the cost of all but one Comparison Group contract./18/

     The two exceptions are Wellhead Gates and GWF. The scheduling provisions of Wellhead could enable the buyer to use the contract to provide replacement and non-spinning reserves. These are the least valuable of the five ancillary services. To account for the value of these services, I have excluded start-up costs from the Wellhead costs. Wellhead start-up costs would range from $1.25 per MWh for a sixteen-hour period of operation to $5.00/MWh for a four-hour period of operation. The exclusion of start-up costs for Wellhead compensates for any ancillary service

__________

/18/ Alternatively, I could have reduced the price of the PSA by $2.50/MWh and kept the comparison group unchanged. The consequences from a comparison perspective would have been the same.

     value it would provide. The GWF contract contains provisions that, although ambiguous, may also enable the buyer to provide replacement and non-spinning reserves. For this reason, I do not add the $2.50/MWh ancillary services adjustment to the price of the GWF contract.

     In computing the levelized price of the PSA, I have subtracted the energy required for Helms pumping from the generation underlying the PSA. I have done this to account for the fact that PG&E must provide the pumping energy. Since the price of the PSA is roughly $52/MWh, this is equivalent to treating the pumping cost of Helms as $52/MWh. In practice, Helms will be pumped using energy purchased from the market during off-peak hours at a price less than $52/MWh. I have reviewed Mr. Kuga's calculations of the PSA price. Rather than subtract Helms pumping from the PSA generation, he estimates that Helms could be pumped for a cost of $27 to $36/MWh of pumping energy. Mr. Kuga increases the total PSA cost by the pumping cost and computes a price by dividing by total PSA generation instead of total PSA generation less the Helms pumping requirement.

     The methodology used by Mr. Kuga results in a levelized cost for the PSA that is about $0.91/MWh lower than the cost I use. I believe that his method is more accurate; however, I have not chosen to use it. I have not chosen to use it because of the complexity in developing a pumping cost that is consistent with various gas price scenarios in my analysis, and because my methodology is more conservative (i.e., increases the price of the PSA relative to the benchmark contracts) for comparison purposes.

Q.   Please describe the ancillary services cost adjustment in more detail.

A. It is estimated by PG&E that the generation resources covered by the PSA will self-provide from 60 percent to 70 percent of the Reorganized PG&E's ancillary services requirement. This is consistent with the current operation of Gen's assets. The value of this self-supply provision is estimated to be $2.5/MWh of PSA resource generation, reflecting an assumption of average market ancillary service costs of $1.78/MWh of CAISO load (2001 dollars). The $1.78/MWh value, in turn, assumes a California market in approximate supply and demand balance. Historical data show that average ancillary service costs in 1999 were $1.78/MWh./19/ Thus, the $1.78/MWh market ancillary services cost level - and the $2.50/MWh PSA cost adjustment - are grounded in observable data.

     The California market has undergone many changes, including changes to ancillary services procurement and self provision levels. As such, it is difficult to say that any historic period would be typical of the future. I am comfortable with $1.78/MWh of ancillary service value per MWh of load not only because it is based on historical data from the California market, but also because it is similar to ancillary services

____________

/19/ ISO Market Analysis Report for September 2001, Table 4.

     values per MWh of load that have historically been observed in both PJM and the New York ISO.

Q.   How does the $1.78/MWh ancillary service cost translate into $2.50/MWh?

A. Taking 2003 as an example, the forecast PG&E native load is about 77,000 GWh. The forecast net generation from the portfolio is about 31,953 GWh. I multiplied $1.78/MWh by the forecast load to determine total PG&E ancillary service cost. I divided that value by the net generation of the portfolio to estimate the ancillary service value assuming that the portfolio provided 100 percent of PG&E's needs. I then multiplied that number by 0.7 to determine the value of the portfolio ancillary services if the portfolio provides 70 percent of PG&E's needs. The result was $3.00/MWh. I then calculated the same value, assuming the portfolio provided 60 percent of PG&E's needs. The result was $2.57/MWh. The value of $2.50/MWh is determined by choosing a round value at the low end of the range.

     Many of these ancillary services are from Helms, the pumped storage plant. In the last year of the contract, Helms, which does not phase out, is a larger portion of the portfolio. Hence, the use of a constant $2.50/MWh for ancillary services is conservative as the value would be greater in the last year when Helms is a greater proportion of the portfolio.

Q.   Please describe the results of your individual contract price analysis.

A. These results are shown in Exhibit No. GEN-9. The chart shows the individual contract costs for the base case gas forecast, the high gas price scenario and the low gas price scenario. The PSA is superior in price in all but two cases. Only in the low gas scenario are the base load contracts less expensive than the PSA.

     I performed this analysis for the purpose of providing a simple first-order comparison. Peaking contracts should have a higher $/MWh cost than baseload contracts, because the fixed costs are spread over less hours and heat rates are higher. The PSA is a mix of baseload and peaking power. Hence, I would expect that the PSA is priced at a level just equivalent to the comparison contracts would be somewhat more expensive than comparable baseload contracts and less expensive than peaking contracts. The fact is that, under the base case gas forecast, the PSA is less expensive than all of the Comparison Group contracts. Only in the low gas scenario are two of the four baseload contracts less expensive than the PSA. This is not surprising since, as I noted, I would expect a baseload contract to be less expensive than a portfolio like the PSA portfolio with a mix of both peaking and baseload. The only real surprise is that this occurs in only two baseload contracts in what I believe to be a very low gas case. While the results of this analysis provide a strong indication than the PSA is lower in cost than any portfolio of contracts that replicate output, I conducted portfolio analysis to test that point conclusively.

Q. You testified that for the second and third analyses (the least cost portfolio dispatch analyses) you constructed an optimal portfolio of contracts to replicate the pattern of generation of the PSA. Please describe that analysis.

A. In order to determine which resources comprise the Optimal Portfolio, I have conducted a "cross-over" analysis of the contracts in the Comparison Group. A crossover analysis is a standard practice in the industry, used to calculate the lowest cost combination of resources to meet a profile of energy use, given the fixed and variable costs of the plants concerned. A cross-over analysis develops the total cost of operating each plant or contract for a given number of hours. The fixed costs are incurred regardless of dispatch. Variable costs are a function of the hours dispatched. A cross-over analysis examines and graphs for a kW of plant capacity the total cost at each number of dispatched hours from zero hours to 8760 hours (the number of hours in the year). Each plant is represented by a line on the graph. The line nearest the horizontal axis identifies the lowest cost plant for the corresponding number of hours. When the lowest line crosses over the next line a new type of contract or plant becomes the lowest cost. The crossover analysis identifies the least cost plants for the number of hours dispatched. Exhibit GEN-12 shows the results of the cross-over analysis. The cross-over results are applied to the generation duration curve (Exhibit GEN-1) to determine the optimal mix. This is done by identifying the amount of capacity on the generation duration curve falling in to each optimal plant type. For example, if a plant type is optimal for all hours in excess of 4000, and 50% of the capacity on the generation duration curve operates in excess of 4000 hours, that plant type would represent 50% of the optimal portfolio.

     For this analysis, I used levelized fixed and variable costs. In conducting this analysis, I made some simplifying assumptions that may understate the cost of the portfolio of benchmark contracts. Specifically, for contracts that were must take, but contained a separate $/MWh capacity charge and fuel charge, I assumed that only the capacity charge was must take and that the fuel charge would vary with dispatch. For contracts that contained peaking and base load elements, I assumed that the proportions of peaking and base load could be varied. To the extent that these assumptions are not correct, the cost of the comparison portfolio relative to the PSA would rise.

Q.   Please describe your findings from this crossover analysis.

A. Assuming base-case gas prices and the fixed and variable costs shown in Exhibit No. GEN-7, the lowest cost combination to meet the PSA requirement is 3,708 MW of PacifiCorp, signed July 6, 2001, and 612 MW of Sempra Peak, signed February 28, 2001, and 195 MW of Calpeak Midway, signed August 24, 2001, and 2,066 MW of Wellhead Power Gates, signed August 13, 2001. This is illustrated in Exhibits GEN-12 and GEN-13 for the base gas scenario.

     This combination of contracts implies PacifiCorp running at an average utilization factor of 91% and for a total of 29,637 GWh, Sempra Peak running at an average utilization factor of 81% and for a total of 2,443 GWh, CalPeak Midway running at an utilization factor of 86% for a total of 416 GWh, and Wellhead Gates running at an average utilization factor of 16% for a total of 1,362 GWhs./20/ The relative energy weightings of the contract, in MWh terms, are therefore 88%, 7%, 1%, and 4% respectively.

Q. How did you apply the mix from the crossover analysis to compute the portfolio cost for the least cost dispatch analysis?

A. I used the MWh weights above applied to the $/MWh cost of each contract at its minimum cost point (i.e., maximum energy availability) as described previously and shown in Exhibit No. GEN-9 to compute the portfolio cost. The weighted average cost of the optimal replacement portfolio using the base case gas price is $56.82/MWh. This compares to the PSA cost of $52.29/MWh.

Q. What interpretation can be placed on the weighted average cost calculated from this analysis?

A. As described above, this is a conservative methodology that assigns only a portion of the capacity costs of each contract to the benchmark comparison. It assumes that for all hours in which the alternate portfolio would have been able to generate more energy than needed to replicate the PSA, the value of such excess generation would equal the pro rata capacity cost and that such excess generation could be sold to the
____________

/20/ Utilization has been calculated as a percentage of the maximum number of hours the capacity is contractually eligible to run.

     market for that value. By the value of generation, I mean the market price for generation in an hour as compared to the variable cost of the unit. As the PSA contains energy-limited resources that can be scheduled in high value hours, this method would tend to understate the cost of the alternative portfolio. While this method shows that the PSA is the least cost alternative, the margin of the difference is understated.

Q. What are the results of the least cost dispatch analysis for the other gas price scenarios?

A. These results are shown in Exhibit No. GEN-14. In all the scenarios, the PSA is lower cost than the optimal alternative portfolio.

Q. Please describe how you determined hourly generation and market prices to implement the least cost portfolio dispatch analysis with allowance for market purchases and sales.

A. I used the 1999 hourly generation pattern for the PSA resource portfolio and the 1999 market price pattern. I chose 1999 because annual generation from the hydro portfolio in 1999 was extremely close to the long-term historical average. Further, generation for Diablo Canyon in 1999 was at an eighty-eight percent capacity factor that is reasonably equivalent to expected future generation. I used 1999 hourly prices because it was important that the price pattern lined up with the hydro generation pattern. This will reflect the degree to which the hydro can be shaped to be used in high value hours. The use of an actual year of data for both price and hydro generation pattern ensures that the analysis captures sub-optimality in usage due to the inability to schedule the hydro resource perfectly in light of imperfect information and the actual operating practices of the hydro system.

     In developing hourly prices for 1999, I began with hourly day ahead PX prices. I subtracted $4/MWh from these prices as an estimate of variable O&M and emissions costs. The $4/MWh estimate is midway between O&M values of $2/MWh and $6/MWh that have been used at various times in the FERC proceeding on refunds in the California market as a generic O&M estimate./21/ I then divide the resulting price by the daily gas price to develop an estimated hourly system marginal heat rate. I developed hourly prices for each scenario by applying the hourly system marginal heat rates to the gas price for the scenario and adding back $4/MWh to account for variable O&M and emissions costs.

     By way of example, assume that the hourly market energy price was $39/MWh. I would subtract $4/MWh to arrive at $35/MWh. I would then divide by the historic daily gas price. If we were to assume a gas price of $3.50, the system heat rate would be 10,000 BTU/KWh. In the base gas scenario, I would then multiply the levelized gas price of $3.60 by 10,000 BTU per/kWh and add $4/MWh to arrive at a forecast market price for the hour of $40/MWh. The methodology is designed to adjust historic market prices for charges in gas prices.

     I recognize that system conditions in the future may differ from 1999 and that the $4/MWh for variable O&M and emissions costs is not subject to precise determination. To test potential differences in these factors, I conducted sensitivity analyses. In the first analysis I reduced system heat rates in all hours by 10%. In the second analysis I increased all heat rates by 10%.

Q. What are the results of the least cost portfolio dispatch analysis with allowance for market purchases and sales?

A. The results are shown in Exhibit No. GEN-15. The results show that the PSA is lower cost than the optimal alternative portfolio in all scenarios. Furthermore, the PSA cost is substantially less than the portfolio cost without an allowance for purchase and sales, demonstrating the conservative assumptions underlying the optimal portfolio analysis based on the minimum cost point.

Q. You testified that one of FERC's benchmarking standards was that the assumptions be fully described. How does your analysis meet that standard?

A. The testimony above describes the key assumptions. In addition, included with Gen's Application are work papers and the electronic model provided on CD-ROM that show all assumptions and calculations. The print version of the work papers contains cites to the contracts that show the source for all pricing assumptions.

___________

/21/ See San Diego Gas & Elec. Co. v. Sellers of Energy and Ancillary Servs., 95 FERC (P) 61,115 at 61,359, order on reh'g, 95 FERC (P) 61,418 (2001); San Diego
Gas & Elec. Co. v. Sellers of Energy and Ancillary Servs., 95 FERC (P) 61,418 at 62,562-63 (2001)

Q.   What are the conclusions of the price analyses that you performed?

A. These analyses demonstrate that the PSA is superior in all cases to the optimal replacement contract portfolio. The PSA achieves a lower price than would be achieved under the comparison portfolio even assuming low future gas costs under base and sensitivity market price scenarios for hourly prices. Unlike the comparison portfolio, the PSA is not indexed to gas. Hence, to the extent that gas prices exceed those in the low scenario, the PSA will compare even more favorably.

Q. You have noted several areas where your analysis is conservative, i.e., biased to favor the Comparison Group as opposed to the PSA. Have you failed to mention any such item?

A. Yes. There are several. First, I have not enforced must-take energy provisions for contracts with separate fuel-indexed payments. One such contract is the Sempra contract, which is in the Comparison Group. Not enforcing this limit lowers the cost of the portfolio of replacement contracts. Second, I have assumed that the contracts could be dispatched hourly. Actually, many have multiple hour minimum scheduling times. Finally, I have computed the $/MWh cost of the comparison portfolio using the 1999 net generation from the PSA portfolio. While 1999 is the closest year to typical, it is above average for generation. This results in the fixed costs of the comparison portfolio being spread over more MWh than the fixed costs of the PSA. This is the case because I have calculated the PSA levelized cost using forecast generation under average conditions and the comparison portfolio cost using the higher 1999 generation. The impact is to understate the cost of the comparison portfolio, which is again conservative.

     As a point of reference, I will reiterate the other conservative assumptions that I have employed and discussed earlier throughout my testimony. I will summarize these again here, but will not repeat my earlier explanative testimony. These are:

          1. I have narrowed the Optimal Portfolio on which I base my price comparison to the lowest cost contracts in a larger group that could qualify as being in the relevant market in the contemporaneous period.

          2. I have constructed an Optimal Portfolio assuming that contracts are infinitely scalable and permitting the lowest cost contract of any type to represent the entire market for that type of power.

          3. I have stated the $/MWh cost of Comparison Group contracts based on maximum availability and the $/MWh cost of the PSA based on expected generation.

          4. I have performed a least cost portfolio dispatch which understates the total cost of the portfolio as it assigned fixed cost only to hours actually dispatched.

          5. I have assumed that combination contracts - i.e., baseload and peaking could be purchased in separate component parts.

          6. I have used a low base gas price assumption that is ten percent below the average of historical real gas prices even though it is widely anticipated that there will be a significant increase in gas demand for electric generation; the low gas case is 15% below the low base case.

Q. You noted earlier that you performed a sensitivity analysis on the discount rate. Please discuss the results of that discount rate sensitivity.

A. The results of my analysis presented in Exhibits GEN-9, GEN-12, GEN-13, GEN-14 and GEN-15 all rely on a discount rate of nine percent. I did test how my results would change if I were to use an alternative discount rate of five percent. The results of this sensitivity are shown in Exhibit No. GEN-16. The five percent discount rate had no effect on the relative positions of contracts in the price comparison. The use of a different discount rate does not alter my conclusions.

Q.   Did you conduct a sensitivity to inflation rate?

A. Yes. I conducted a sensitivity assuming an absolute change of plus and minus one percent in the inflation rate. By absolute change, I mean that if inflation were three percent, the low case would be two percent and the high case would be four percent. Exhibit No. GEN-17 shows the result of this sensitivity analysis. Even in the least favorable case for the PSA - high inflation, low gas price and high market heat rate - the PSA is lower in price than the Optimal Portfolio. I conducted this sensitivity analysis on inflation because the entire PSA escalates at inflation, while a portion of the price of many Comparison Group contracts is not sensitive to inflation. The inflation rate estimate for the PSA starts at 1.6% in 2003 and rises to 3.1% in 2010, where it remains for the rest of the contract term.

Q.   Is your analyses in any way biased to favor the PSA?

A.   No.

Q. Are you aware that PG&E will be at risk for lower generation output in low water years?

A.   Yes.

Q. Do you believe that this diminishes the value of the PSA relative to the Comparison Group portfolio?

A. No. Over the course of the PSA term there will likely be some above-normal and some below-normal hydro years. However, on average, it is not reasonable to assume that there would be a tendency to anything other than average generation. Further, while generation may deviate from average to be high in some years and low in others, there will be less of a deviation in the value of hydro generation. This is true because in low water years, hydro energy can be stored and Reorganized PG&E can schedule output so that the decrease in generation will take place primarily in lower value periods not in the high value peak hours. This shift in generation pattern occurs primarily over the course of the daily cycle. Further, when energy production is limited, hydro units have greater ability to provide ancillary services. Similarly, in high generation years, much of the extra production will be in lower value hours. Moreover, when the hydro units are generating more energy, they provide less ancillary services. This is true because ancillary services require that the units be held in reserve, i.e., ready to generate but not generating. Hence, variations in energy due to water conditions can be expected to average out over time, and in any case, variations in value will be less than variations in energy. The comparison of the PSA to the optimal portfolio would not materially change as a result of considering hydro variability.

VIII. ABILITY OF COMPARISON TRANSACTIONS TO REPRESENT MARKET

Q. The press has reported that the State of California is unhappy with the DWR contracts and will attempt to renegotiate them. Given the intent to renegotiate, do you believe these contracts are a proper measure of market conditions?

A. I believe that the transactions in the Comparison Group are indeed a reasonable measure of the contemporaneous market for long-term bulk power in California. It is clear that not all of the contracts, nor all of their terms are being challenged. My analysis focuses on the least expensive contracts and primarily relies on contracts signed in May through August. The one earlier contract included in the analysis (Sempra) has must-take provisions that some may find objectionable. For the purposes of my analysis, I assume those must-take energy provisions are eliminated. I have excluded the higher-priced DWR contracts from the analysis.

     As I have previously testified, conditions in the spot market early in 2001 may well have led to circumstances in which the contracts signed early in the year may reflect buying panic. Those contracts are excluded from my analysis and I have no position on whether the prices in those contracts are reasonable. The CPUC has recently challenged two contracts in the Comparison Group, GWF and Alliance Colton on the grounds that these contracts were tainted by market conditions and market power. While I include these contracts in my Comparison Group, they are among the most expensive and do not enter into the optimal portfolio. In fact, as shown on Exhibit No. GEN-7, the levelized fixed cost of these contracts is roughly double the levelized fixed cost of the Wellhead Gates contract that is the predominant peaking alternative in the optimal portfolio. Hence, even if the State were correct that these contracts are not a proper representation of the market, my analysis would be unaffected.

Q. Spot and forward prices for natural gas have dropped considerably from the beginning of 2001 to the present. Does this affect the validity of your analysis?

A. No, the prices in the DWR Comparison Group that I have selected are not affected by the high gas prices in early 2001. In fact, in every contract I have included in the Comparison Group, DWR (the buyer) has taken on the risk of gas price changes--i.e., the energy payments made under the contracts in the Comparison Group are a function of the level of gas prices. I have used a variety of gas price forecasts to test the cost of these contracts under current gas conditions, including a low gas forecast that is 15% below the base EIA's gas forecast. Additionally, EIA has recently updated its gas forecast and raised the forecast by several percent. The DWR contract prices in the benchmark analysis are reflective of today's gas forecasts.

Q. Are you aware that in December of 2000 and January and February of 2001, spot electricity prices in California were at extraordinarily high levels?

A. Yes. However, I conducted my analysis to eliminate the impact of those prices. As explained above there were long-term contracts that provided power in 2001 and 2002 at a discount to the market in those years. Those contracts are not in the Comparison Group because the long-term prices most likely are higher to compensate for that discount. Other contracts, specifically the Sempra contract, provide 2001 and 2002 power at market prices (as measured by the forward market) and substantially increase capacity in 2003 as new units become available. The long-term portions of this contract do not reflect early 2001 market conditions. Prices in 2003 and beyond are much lower than early term prices. In fact, the optimal portfolio that I construct is dominated by contracts signed in July and August of 2001. At this time actual and forward prices had fallen and the market was stable. A contract signed earlier could only be in this portfolio if it were less expensive. Hence, California market conditions in 2000 and early 2001 are not relevant to the Optimal Portfolio.

IX.  UNIVERSE OF OTHER TRANSACTIONS

Q.   Are there any other transactions in the relevant market?

A.   I am not aware of other transactions that would be in the relevant market.

Q. Did you consider the generation resources that are being procured by the California Power Authority to be transactions in the relevant market?

A. No. The planned California Power Authority (the "Authority") power plants do not represent transactions in the relevant market.

Q. Please describe the plans of the Authority for adding generation capacity in California.

A. The Authority has been established with the mission of assuring that California has significant reserve capacity and therefore does not face power shortages. It has signed letters of intent with over a dozen developers to procure over 3,200 megawatts of thermal peaking generation and renewable resource generation. The letters of intent specify that contracts will be signed that will oblige the developers to provide the Authority with turnkey generation facilities, which the Authority would own, but the developer would operate.

Q. Will the contracts between the Authority and the developers be long-term bulk power sale agreements, like the instant transaction?

A. No. If the letters of intent are executed, the contracts still will not be long-term bulk power sale agreements. The contracts are expected to cover such aspects as engineering, procurement and construction ("EPC"), as well as operation and maintenance of the facility, but there is no sale of electric power from the developer to the Authority. There is very little about those contracts that is similar to the instant transaction.

Q.   Have any contracts been executed by the Authority and the developers?

A. No. As far as I am aware, no contracts have been executed at the present time.

Q. Has the Authority published an estimated cost for the procurement of these resources?

A. Yes. The Authority has published on its website the anticipated cost that it will incur to own those facilities over their useful life, a time frame that is much longer than the term of the instant transaction. Even if the term of fixed cost amortization were equivalent to the instant transaction and power purchase agreements were being signed, the government-owned nature of those power plants does not make them comparable to the instant transaction. The Authority is a state entity whose debt securities are tax-exempt; whereas Gen--and every other generation company that owns generation resources backing up the Comparison Group of transactions--are private companies operating in capital market conditions that are very different from the capital market conditions in which the Authority operates. Specifically, the authority anticipates being able to finance with one hundred percent debt financing, while private generators will need to put considerable equity in the capital structure. Moreover, the private generators face both higher debt costs (their debt securities are not tax-exempt) and higher costs of equity.

Q.   Are the costs cited on the Authority on its website certain?

A. No. First, no contracts have been signed. Second, the annual costs are not contract prices but projected costs of ownership. Hence, these cost projections are merely estimations and are not market information.

Q. Have you considered whether it would be appropriate to include power marketing transactions in the bilateral forward market or New York Mercantile Exchange (NYMEX) futures transactions as comparable transactions in the relevant market?

A. Yes. I have considered forward and futures transactions (including CO13 and NP15 hubs), but do not consider those contracts to be comparable.

Q. Before explaining why these transactions are not comparable, please define what you mean by forward and futures transactions.

A. There are liquid markets for standardized forward electricity contracts at the major trading hubs in the United States. There are also standardized futures contracts, traded on NYMEX. The most common standard contract used by electricity traders for delivery in the western part of the United States (and the one corresponding to western NYMEX electricity futures contracts) is for a twenty-five megawatt block of peak power delivered to a particular hub in all peak hours/22/ of a given calendar month. Prices for these contracts are published on a daily and weekly basis in the

___________

/22/ Peak hours in the western part of the country are defined as six days a week (Monday through Saturday) and sixteen hours per day (6:00 AM through 10:00
PM).

     industry trade press. They are also available on a minute-by-minute basis from voice brokers, market makers or online exchanges during trading hours. Twelve-month strips can also be purchased, covering an entire calendar year.

     A market participant wanting to acquire power today can purchase two to four years forward for summer months in a liquid market. (By liquid market, I mean a market in which transactions are frequent and the spread between the bid price and offer price is small.) The non-summer months tend to be less liquid than the summer months.

Q. Why would it not be appropriate to include these contracts in the benchmark portfolio?

A. Because this type of forward or future contract is not available for terms of ten-twelve years. A buyer wishing to procure 10-year power using these contracts would not be able to do so in a liquid market. A buyer could procure a forward contract for two years, perhaps even three or four years (although potentially only for the summer season), but then it would face considerable price risk when those contracts expire. It would have to go into the marketplace again and procure replacement contracts at uncertain prices. I have not given any weight to these transactions for the same reason I gave no weight to the short-term DWR contracts. They are simply not comparable.

Q. The sellers in your comparison transactions are located in the state of California or in adjacent states. Have you undertaken research into transactions that may be comparable where the buyers and sellers in the transaction are located outside of California?

A. Yes, as I explained earlier, I researched transactions throughout the country in order to have a wider perspective on the market for long-term power. My research consisted of three steps. First, I examined power sales agreements that were filed with FERC during the last approximately eighteen months (i.e., in or subsequent to May 2000) and obtained copies of all agreements with terms of eight years or greater. Second, I reviewed articles in the trade press, including but not limited to Megawatt Daily, Utility Spotlight and Power Markets Week. This review identified all long-term,/23/ bulk power transactions that were reported in the trade press during the past eighteen months. Some overlap existed between the contracts that were filed at FERC and those reported in the trade press. My third step was to supervise NERA staff in contacting the companies that were party to the transactions reported in the trade press but not filed at FERC. NERA staff contacted the companies to determine exactly what price and non-price information about the transaction was made public.

______________

/23/   The search criterion identified transactions that were specifically referred to as long term, or were referred to as being between eight and fifteen years in duration. I chose eight to fifteen years to have the widest possible sample of contracts to consider.

Q. What were the results of this research?

A. The most common finding was that the price terms of the contracts are considered commercially sensitive and not disclosed to the public. In many of the contracts filed at FERC, the pricing information was redacted. Non-disclosure was also the policy with the majority of the companies my staff contacted regarding the transactions reported in the trade press. The lack of publicly available data made it impossible to include the majority of the non-California transactions in my benchmark analysis.

Q. For those transactions where pricing was disclosed, did these contracts provide any evidence that the market for long-term bulk power was not well represented by the DWR contracts?

A. No. A few of the non-California transactions appear to be less expensive and at least two are comparable. The less expensive contracts are explained by location of the generation facilities and the other transaction-specific circumstances. None of these transactions involve facilities that could supply energy to Reorganized PG&E or the relevant geographic market. Only one supplier, Black Hills Energy ("Black Hills"), entered into contracts with a term of 8-15 years in the Western interconnection, where the price terms were made public.

   Black Hills is developing a mine-mouth coal facility in Gillette, Wyoming. Sixty megawatts from this plant are to be sold under a ten-year contract to Cheyenne Light, Fuel and Power in Wyoming. This contract was executed on February 16, 2001. I have estimated that this transaction cost $39/MWh initially and escalates with inflation. In comparison, the PSA is $46/MWh in the first year and escalates at inflation. After adjusting for ancillary services, the Black Hills contract price is $41.50/MWh in the first year. This makes the Black Hills contract $4/MWh less than the PSA. The price is low because the plant is located at the mine-mouth. I consider this transaction not to be comparable in price to the PSA for several reasons. First, it is a baseload contract, whereas the PSA has both baseload and peaking components. Second, the buyer is responsible for transmission costs. If the buyer under the Black Hill contract were able to deliver to California, its transmission costs would be substantial. In practice, I am unaware of any firm power being delivered to California from the eastern Wyoming area in which the Black Hills plant is located. Therefore, although the transaction is comparable in cost to the PSA, it is not in the relevant market.

  Black Hills signed a second ten-year contract on March 5, 2001 with Cheyenne Light, Fuel and Power for the output of a 40 MW peaking gas plant. Power deliveries under this contract begin in September 2001. The terms are very similar to the Wellhead Gates transaction that the DWR entered into in August of 2001. Wellhead is part of the Comparison Group and the optimal portfolio. The capacity price is $108/KW per year.

  Black Hills also sold 20 MW of power for ten years to the Municipal Energy Agency of Nebraska from the mine mouth project in Wyoming noted above on March 5, 2001. The price for this base load power is $32/MWh plus transmission.
  The

  $32/MWh includes a $20/MWh fuel charge that escalates at 3% per year. This price applies only to 20 MWs out of the 85 MW plant. The sale of 60 MWs from the plant to Cheyenne Light, Fuel and Power was at a higher price, as noted above. This transaction is not in the relevant market and in any case is not representative of sales made by Black Hills in the west.

  I also discovered two five-year contracts in the Western interconnection during this time period. One of these transactions appears less expensive than the PSA. This is a five-year contract signed by PPL and Montana Power, reported October 17, 2001. The trade press reported that this contract is a mix of base load and peaking power, with an average price of $32/MWh. To understand this transaction, it is important to understand the context in which it was executed. PPL agreed to this price while the Montana PSC was threatening to regulate the generation assets that PPL purchased from Montana Power in November 1998. This threat is being litigated. The term of this contract is only five years, four and one-half which are in the PSA period. Moreover, the power would not be deliverable to California on firm basis in a quantity that would be material relative to PSA quantity. Accordingly, I do not find this contract to be comparable.

  Deseret G&T sold 3 MWs of five-year base load power to Kanab City, Utah for $47/MWh. The transaction began in January 2001. Again, the term of this transaction is not comparable to the PSA and the power is not deliverable to

  California. Nevertheless, the price of $47/MWh for must-take base load power is less favorable to the buyer than the PSA.

  I found two transactions in the Eastern interconnection that are substantially lower in cost than the PSA. These are twenty-year tolling agreements for a base load and peaking project in Louisiana (Cleco Evangeline) and a project in Georgia (Baconton Power). Of course, neither transaction involves power that is deliverable to California.

  I also found several transactions related to the divestiture of nuclear power plants in the Eastern interconnection. In all of these transactions, the power sales price under the contract was not independently negotiated, but was part and parcel with a divestiture. That is to say, the asset sale price was a function of the buyback contract that the buyer was obligated to execute as part of the divestiture. I do not consider these contracts to be comparable market transactions because the price of power was set by the seller of the assets as part of the auction of generation assets. Hence, buyers of the assets would have factored any differences between the price set in the auction from their estimates of future market prices in setting the price they offered to pay for the assets. Based on this, the price for power is not necessarily reflective of the party's view of market prices in the Eastern interconnection, much less California.

These transactions were as follows:/24/

1. Two power purchase contracts associated with the Constellation Energy purchase of all of the Nine Mile Point nuclear unit No. 1 from Niagara Mohawk and 82% of Nine Mile Point No. 2 from various owners. Both plants are located in upstate New York. Constellation has entered into an agreement to sell 90% of the output of Nine Mile 1 to Niagara Mohawk for a period ending on August 22, 2009 when the current NRC license expires. It has entered into an agreement to sell 90% of its share of the output of Nine Mile 2 to the previous owners for a ten-year period. The trade press reports the average price of these transactions to be $35/MWh./25/

2. A contract between the New York Power Authority (NYPA) and Entergy associated with the sale of the Indian Point 3 and James A. Fitzpatrick nuclear units from NYPA to Entergy. The asset sale was completed in November 2000 and the buyback contract is valid through December 31, 2004. Purchase prices including energy, capacity and ancillary services are $32/MWh for Indian Point 3 output and $36/MWh for Fitzpatrick output.

3. A contract between the Con Edison and Entergy associated with the sale of the Indian Point 2 from Con Edison to Entergy, completed in September 2001. The buyback contract covers the period from May 24, 2001 through 31 December 2004. The purchase price is $46.80/MWh in June, July and August, and $36.40/MWh in all other months. This power sale is unit firm.

4. A contract between Entergy and the utility owners of the Vermont Yankee nuclear power plant, associated with the sale of Vermont Yankee to Entergy (sales agreement reached in August 2001). The contract obligates Entergy to sell all of the plant's output back to the former owners through 2012. Annual prices range from $39/MWh to $45/MWh, and will be adjusted down if market prices fall significantly.

_________________

/24/   Materials that I reviewed on these transactions are provided with Gen's
Application. In some cases, I was able to locate and review the contracts themselves. In other cases, I had to rely on trade press descriptions of the contracts, regulatory filings and other publicly available documents.

/25/   See Constellation Wins Bid to Buy Nine Mile Nuclear Assets, Megawatt
Daily, December 13, 2000.

  Again, these transactions are not comparable market transactions because the price of power was set by the former utility owners as part of the auction of generation assets. Moreover, they are plants in the Eastern interconnection from which it is impossible to deliver power to California.

  While conducting a search for transactions outside of California, I also found a shorter-term transaction within California. This was a sale of 10 MW of around-the-clock must take power and 12 MW of peak hour must-take power to the City of Lassen by Enron. The contract was executed on June 12, 2001 and is for a term of seven years, six of which overlap with the PSA period. The price for all hour must take power is $41.20 per MWh and the price for peak hour must take power is $44.70 per MWh. The contract provides no ancillary services and exposes the buyer to taking power when unneeded and uneconomic.
  I did not include this contract in the Comparison Group because of its term and overlap with the PSA. Further, given the small size of the transaction, I would not use it alone to evaluate the PSA. While this transaction appears to have a low price, it would have to be adjusted for ancillary service value, for a must-take economic penalty and for inflation and cost risks after 2008. When these factors are considered, even if comparable, it would not be significantly different from the PSA.

  The remaining non-California transactions on which pricing data is available are transactions between affiliates. One transaction between AES Medina Valley and Central Illinois Light Corporation (both AES companies) appears comparable in price to the PSA--i.e., about $50/MWh. However, the term of the contract is twenty years, the project involves the sale of steam and water, and the contract is for base load power. Therefore, the information available on AES Medina Valley is inadequate to make a fair comparison. The other transactions on Exhibit No. GEN-18 are tolling agreements between generation LLCs and affiliated power marketers. No conclusions can be drawn from these contracts as the pricing terms need not provide for any more than financing assurance - i.e., the price needs only to cover debt service and does not need to recover a return on equity capital as the buyer is an affiliated power marketer that will resell the power at market rates.

   Most importantly, none of these transactions are deliverable to California. Even a broad definition of relevant geographic market would not consider these sellers as possible providers of long-term bulk power to PG&E.

Q. Can you summarize the results of your review of contracts outside of California?

A. Yes. I cast a wide net and examined every possible contract in the United States that I could find. The results of this review did not yield any indication that the DWR contracts I am relying on were unreasonable. The additional contracts I reviewed are listed in Exhibit No. GEN-18.

Q. Did you find any other indications that the PSA price is reasonable?

A. Yes. The California Public Utilities Commission ("CPUC") issued several orders in 2001 approving prices for Qualifying Facility ("QF") generation and prices for

   Southern California Edison's interest in the Palo Verde nuclear power plant. In the Palo Verde order,/26/ the CPUC recognized that any price up to 5 cents per kWh ($50/MWh) was reasonable for the price that Southern California Edison can receive under its Nuclear Unit Incentive Procedure when Palo Verde units operate at above an 80% capacity factor. With respect to QF generation, the CPUC held in Decision 01-03-067 dated March 27, 2001, that:

      Utilities should have a voluntary opportunity to offer QFs long term price stability at levels consistent with recent commitments by the state representing consumer interests. As a matter of policy, we believe that
                                       --------------------------------------
      utilities purchasing from QFs should make available a pricing option that
      -------------------------------------------------------------------------
      reflects the costs of the CDWR portfolio on a long-term average basis./27/
      ---------------------------------------------------------------------

   In that same decision, the CPUC made the following findings of fact:/28/

          16. In 93 FERC (P) 61,294 (December 15, 2000), FERC found that an average of historical utility embedded cost of generation would represent an appropriate benchmark for determining the prudency and reasonableness of forward contracts.

          17. $67.45/MWh represents an average of historical utility embedded cost of generation prior to restructuring.

          18. The [DWR] has purchased energy in a fully shaped portfolio of contracts with average prices of $79/MWh for the period through May 2006, $61/MWh for the period between May 2006 and 2011. The ten-year average is $69/MWh.

          19. FERC has found that $74 is a reasonable price for long term energy in its Order Directing Remedies for California Wholesale Electric Markets, issued December 15, 2000.

______________

/26/   Application of Southern California Edison Co., D.01-09-041, 2001 Cal. PUC
LEXIS 786,*1-2, 10 (Sept. 20, 2001).

/27/   Order Instituting Rulemaking Into Implementation of Pub. Util. Code (S)
390, D.01-03-067, 2000 Cal. PUC LEXIS 220, *38 (Mar. 27, 2001) (emphasis added).

/28/   Id. at *47.

  While I recognized that the FERC has found that in Ocean State that QF contract agreements are not appropriate as a benchmark unless they are a product of a competitive auction (which they were not), nevertheless, I believe it is important to recognize that the prices in the PSA are well below the prices that the CPUC considered just and reasonable for long-term power in California and that the CPUC explicitly relied on the DWR contracts in determining a reasonable price at which utilities should offer to buy power, a decision issued in late March.

X. ANALYSIS OF NON-PRICE TERMS

Q. Is it correct that FERC has indicated that non-price terms should also be considered in a benchmark analysis?

A. Yes.

Q. Are there non-price terms that would make the transactions in the Comparison Group more or less favorable to the buyer than the instant transaction?

A. I believe the following non-price factors are relevant to the comparison:

   . Dispatchability. There are several elements of dispatchability. First, dispatchability limits the right to put energy that is uneconomic to the buyer - that is, to require the buyer to accept energy that is more expensive than what the buyer could purchase on the spot market. Second, dispatchability enables the buyer to follow load and limits exposure to the imbalance market which may be volatile. The PSA is as favorable or more favorable to the buyer than the Comparison Group contracts in both regards.

      With respect to the potential requirement to purchase uneconomic energy, the variable cost under the PSA is very low, $8.00 per MWh and $0.40 per MWh for Helms. Therefore, while the energy associated with the Diablo Canyon nuclear facility and, at times, some "run of river" hydroelectric projects is must take, the variable price of this energy is unlikely to exceed the cost of purchasing energy on
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                                                                   Page 78 of 84

      the spot market. In addition, a significant portion of the energy provided by the PSA is storable, and can be dispatched by Reorganized PG&E when energy prices are high. Most of the contracts in the Comparison Group contain dispatchability provisions that also protect the buyer from the requirement to accept uneconomic energy. However, some of the contracts, including some in the optimal portfolio, contain potentially costly must-take energy provisions. For example, Sempra Peak, which is part of the optimal portfolio, has an energy price of $31/MWh plus gas costs for must take energy. Because the variable cost is tied to the price of gas, this provision creates an open ended price risk for the buyer. My analyses of the minimum price point and optimal portfolio without market transactions have not assessed a penalty for these provisions. In other words, in each of these analyses all of the Comparison Group contracts were assumed to be fully dispatchable, with no must take provisions.

      With respect to the second element of dispatchability, the ability to follow load, the hydro and pumped hydro resources of the PSA are clearly superior to the scheduling provisions in the contracts. The PSA is provided by units that more easily follow load and does not contain the minimum run time and notice provisions of some DWR contracts. Hence, the PSA is clearly as good or better than the Comparison Group with respect to dispatchability.

   . Availability Guarantees. The PSA has high guaranteed availability, based on historic operating results ranging from 90 percent to 95 percent, depending on the season. All other contracts provide availability guarantees. The absolute level of the availability guarantee is accounted for in the price analysis. There are penalties, and bonuses (in some seasons), if Gen fails to meet, or exceeds, the guaranteed availability. The PSA provides additional incentive for Gen to meet the guaranteed availability in the critical summer months, because the capacity charge is highest in the summer, and the penalties and bonuses are doubled. Most of the contracts in the Comparison Group also have greater availability penalties for failing to meet the availability guarantees in the summer than in other seasons. While the exact amount by which the penalties are greater in the summer and shoulder seasons differs for every contract and is a function both of the seasonal capacity charge and penalty multiplier, the PSA and most contracts have comparable terms. The PacifiCorp contract is less favorable than the PSA as it has only a pro rata availability adjustment in the summer and provides the seller the right but not the obligation to meet annual availability targets through replacement purchases, which would be exercised at times when the market was low relative to the contract price. The Clearwood contract is a unit contingent contract with a pro rata reduction in payment that is equal to the contract rate and is not increased in the summer. It is less favorable than the PSA. The Coral contract has year round penalties at greater than pro rata levels and replacement cost reimbursement and is better than the PSA. The Sempra contract appears to provide for firm delivery. While better than the PSA, this 100% availability is accounted for in the price analysis. On balance the PSA is comparable to most contracts. Two contracts are less favorable and two are more favorable.

      Additionally, the PSA provides Reorganized PG&E significantly more protection if availability were consistently lower than several of the Comparison Group contracts. Subject to Gen's right to pay liquidated damages, the failure to maintain an availability of at least 60 percent for twelve consecutive months is a seller event of default for which Reorganized PG&E may terminate the agreement and collect the market-cover termination payment from Gen. The Fresno, GWF and Wellhead contracts each allow DWR to terminate the agreement if availability were to fall below 60 percent for twelve consecutive months, but none of these contracts provides for liquidated damages or a termination payment.

    . Fuel Price Risk. All of the contracts in the Comparison Group (except for the Clearwood Electric contract, which is backed by geothermal energy) place the risk of a sustained increase in gas prices on the buyer. The PSA does not have fuel price risk, and consequently is very attractive to the buyer. While it is the case that under the Comparison Group contracts the buyer receives the benefit of low gas prices, my analysis shows that even in the low gas price scenario, the PSA is equivalent or superior to all of the contracts in the Comparison Group and is superior to all in the base and high gas case. In addition, the PSA is less expensive than the optimal portfolio in all gas price scenarios (2%, 9% and 13% in the low, base and high gas price scenarios, respectively). Hence, fuel price risk is greater with the Comparison Group transactions.

    . Development and Regulatory Risks. The contracts in the Comparison Group all rely in part on the construction of new units. The risk of development delays has been passed on to the buyer in several of the comparison contracts. For example, Sempra, which is part of the optimal portfolio, authorizes the seller to reduce proportionally the contract quantity without penalty if any of the subject new projects fail to achieve commercial operation by the target start date. Similarly, GWF allows the seller to delay delivery of energy without penalty if the subject new projects do not achieve commercial operation by the nonbinding target dates. Because the PSA relies on an existing portfolio of assets, it does not have the development risk inherent in many of the Comparison Group contracts.

      However, because the PSA portfolio comprises nuclear and hydroelectric assets, there are several unique risks assumed by Reorganized PG&E. In particular, the capacity is reduced if Gen were to fail to maintain an existing license issued under the Federal Power Act for the operation of a Hydro Unit, fails to obtain a new license upon expiration of such existing license, or surrenders such license.

      Similarly, the capacity is reduced if Gen were no longer authorized pursuant to the Atomic Energy Act to operate Diablo Canyon. Finally, the capacity is reduced if as a result of new or changed regulatory requirements there were a change in the operation of the Diablo Canyon Unit(s) resulting in a loss of capacity. However, the risk to Reorganized PG&E of a reduction in capacity is mitigated in several ways. First, Gen is required to use to use "all commercial reasonably efforts" to obtain and maintain all regulatory approvals needed to operate and maintain the units. Second, Gen must allow Reorganized PG&E to buy, at the fair value of the property, any Hydro Unit for which Gen decides to surrender its license. Therefore, the risk to Reorganized PG&E of a reduction in capacity is less than the development risks assumed by DWR.

      Finally, under the PSA, Gen is able to pass through to Reorganized PG&E an equitable share of increased costs to maintain physical security at Diablo Canyon if agreed to by Reorganized PG&E or allowed by FERC. This is a very narrow provision which arises under very narrow circumstances and for which the expenditures are clearly related to the public interest. Several of the DWR contracts, including one in the Comparison Group impose greater risks on DWR. For example, Dynegy requires DWR to pay a pro rata share of any new or upgraded pollution control equipment required by new or existing laws in order to supply the contract energy. In addition, GWF, which is part of the Comparison Group, allows the seller to terminate the agreement without penalty if new legal requirements impose costs in excess of 2.5 million in the aggregate in any year, unless DWR and the seller can agree on a price adjustment.

    . Inflation. The price of the PSA is indexed to the CPI. The fixed and variable O&M charges of PacifiCorp are indexed to the CPI and the Bureau of Labor Statistics Index for Gas Turbine Sets, respectively. Furthermore, the inflation risk of the PSA relative to the Comparison Group contracts is substantially mitigated by the fact that DWR has assumed the gas price risk. In other words, the CPI is unlikely to rise significantly without an equal or greater increase in the price of gas. I have also performed an inflation sensitivity analysis, shown in Exhibit GEN-17, which demonstrates that the PSA remains favorable relative to the Optimal Portfolio under a wide range of inflation expections.

    . Taxes. The PSA passes through to the buyer taxes specifically directed at energy goods and services. This is similar to the provisions of many of the DWR contracts, including several in the Comparison Group, e.g., Fresno, GWF and PacifiCorp.

    . Water Risk. Under the PSA, Reorganized PG&E has the risk that water levels in any given year may be less than average, and hence the portfolio will be able to produce less energy than anticipated. This was addressed in detail above. When considering a twelve-year period, however, energy-risks are greatly reduced--the probability is quite low that water levels in a given twelve-year period will be greatly lower than the water levels for an average twelve-year period. As noted above, the variation in hydro energy value will be less than the variation in hydro energy.

     . Purchase and Renewal Options. At the end of the initial term of the Wellhead and Calpeak contracts, DWR may extend the term or purchase the facility at the lesser of fair market value and a pre-established price. Because only two sellers offer such an option, I do not consider the absence of these provisions from the PSA to be significant to my analysis.

     I summarize non-price considerations in Exhibit No. GEN-19.

XI.  MARKET POWER

Q. You testified that one of the FERC standards was that the Comparison Group of contracts must not have been the result of the exercise of market power by the parties to the instant transaction or any affiliates. Did you examine whether PG&E or its affiliates had any ability to exercise market power in the relevant market during the contemporaneous period?

A.   Yes.

Q.   Please describe your examination and conclusions.

A. Neither PG&E nor any of its affiliates are parties to the Comparison Group of transactions on which I base the conclusions of my benchmark study. Hence, neither could have directly exerted market power over any of the transactions.

     The question is whether the exercise of market power by PG&E or an affiliate have limited the supply of long term power offered to DWR beginning in 2003 or have raised the price of those offers? The answer to this question is no. PG&E was at all relevant times a large net buyer. Therefore, it had no incentive to raise market prices. It is in bankruptcy precisely because market prices exceeded its ability to recover its costs. The generation owned by PG&E was never withheld from the market. It was available to serve PG&E load and would reasonably be presumed by DWR and other market participants to remain available to serve PG&E load. The contracts in the Comparison Group come primarily from newly constructed generating units in all parts of California and from other places in the West (e.g., Oregon and Nevada). Neither PG&E nor its affiliates are or were in a position to limit entry or raise the cost of entry.

  Further, PG&E had every incentive to act in a manner that would reduce the rates for sales to DWR. DWR has a claim to recover all its purchased power costs from ratepayers. From the effective date of DWR's enabling act, February 1, 2001, and onwards, DWR, the CPUC, and State leaders have emphasized their intent to limit or restrict any retail rate increases necessary for recovery of DWR's or PG&E's costs under the existing AB 1890 rate freeze. Only in later March, 2001 did the CPUC finally authorize a significant retail rate increase to cover PG&E's and DWR's going-forward procurement costs, and even then the CPUC left open the possibility that DWR's future costs would be recovered by diverting revenues previously authorized to cover PG&E's own costs of generation. Thus, any future CPUC-authorized allocation that DWR may recover from PG&E's ratepayers, absent a corresponding rate increase, may reduce the amount remaining for PG&E to recover its generation-related costs from ratepayers. Thus, PG&E has had no incentive to cause inflated DWR rates that could potentially result in unrecoverable costs to PG&E.

  With respect to electric transmission, PG&E's assets are controlled by the ISO and interconnection is subject to agreement with the ISO not PG&E. With respect to gas transmission, while PG&E has affiliated inter- and intra- state transmission, those facilities are operated under regulatory rules that provide for open access and prohibit discriminatory treatment of non-affiliated entities.

  While much has been made of the dysfunctional nature of the California power markets, the period which I examine includes contracts signed after FERC's June 19 market mitigation order and after forward gas and electric prices fell back to normal levels. The method that I used gives the greatest weight to those contracts to the extent that they are the least cost. Hence, even if market power had been exercised in the California market by parties other than PG&E or an affiliate, it would not have been in effect at the time that the main relevant comparison contracts were executed and would not have an effect on longer term contract prices.

  As I have previously addressed, the CPUC has claimed that two contracts, GWF and Alliance Colton are tainted by market conditions and market power. The peaking contract in my optimal portfolio has a capacity cost that is one-half of the cost of those contracts and was signed in August, 2001 with the condition that CPUC alleges to have tainted the other contracts were clearly not relevant.

Q. Please summarize your conclusions.

A. I have examined the set of all relevant benchmark transactions that meet FERC established guidelines for being in the relevant market and contemporaneous to the instant transaction. The PSA is at least as favorable to the buyer as transactions available in the market from non-affiliated sellers. The PSA is at least as favorable considering the entirety of the transaction, i.e., both price and non-price terms. I believe I have explained my assumptions clearly and that these assumptions are reasonable. In fact, these assumptions treated the comparison transactions in the way most favorable to the buyer, making them appear less expensive than they actually are. The PSA passes the tests, even given the generous assumptions, and considering a wide range of potential market conditions. I have tested a variety of scenarios, including extreme and unlikely combinations of events such as low gas prices, high inflation and high market heat rates over the entire term of the agreement. Even under the extreme and unlikely scenarios, the PSA is lower in cost than the Optimal Portfolio.

Q. Does this conclude your testimony?

A. Yes.